Stock Code 股份代號：54

HOPEWELL Holdings Limited

2008-2009 Interim Report

合和實業有限公司

二零零八至二零零九年中期報告



與社會共融

Harmony with the Society



Highlights

- Interim cash dividend of HK40 cents per share and special interim dividend by way of distribution in specie of 1 share in HHI for every whole multiple of 10 shares in the Company held were declared. In addition, special interim dividend of HK330 cents per share was paid in November 2008.
- Profit attributable to equity holders of the Company excluding exceptional items and net fair value gain (loss) on investment properties rose by 23% to HK$935 million.
- Rental and property management fee income of the Group grew by 20% with improvement in both average rental and occupancy rate.
- Newly completed GardenEast and several shops at Wu Chung House were added to the rental properties portfolio.
- Traffic & toll revenue of Guangzhou-Shenzhen Superhighway gradually rebounded to a level comparable to that of 2006 after completion of maintenance works of Xintang to Dongguan section.
- Operation of the first unit of Heyuan Power Plant commenced in January 2009.
- The revised development plan for Hopewell Centre II was announced in November 2008.
- Net cash on hand amounted to HK$5,635 million (the Group's net cash (excluding HHI): HK$2,712 million; HHI (excluding jointly controlled entities): HK$2,923 million) as at 31 December 2008.










EMAX
www.emaxhk.com

CONTENTS

GROUP RESULTS

The Board of Directors of Hopewell Holdings Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2008.

Overview

For the six months ended 31 December 2008, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

	Turnover (Note 1)		***Earnings before interest & tax*** (Note 2)	
In HK$ million	*2007*	***2008***	*2007 (Restated)*	***2008***
Property letting, agency and management	229	**275**	109	**180**
Net fair value gain on investment property completed during the period	—	**—**	371	**511**
Property development	6	**1**	(7)	**(17)**
Toll road investment	1	**—**	484	**550**
Hotel operations, restaurant and catering	209	**217**	45	**47**
Power plant	—	**—**	—	**(27)**
Others	—	**—**	79	**12**
	445	**493**	1,081	**1,256**
Treasury income	150	**106**		
Share of toll revenue of jointly controlled entities	924	**931**		
	1,519	**1,530**		

	Results	
In HK$ million	*2007 (Restated)*	***2008***
Earnings before interest & tax (Note 2)	1,081	**1,256**
Finance costs	(45)	**(18)**
Taxation	(114)	**(141)**
Profit before exceptional items and net fair value gain (loss) on other investment properties	922	**1,097**
Exceptional items	4,763	**2**
Net fair value gain (loss) on other investment properties	130	**(7)**
Taxation in respect of the exceptional items and net fair value gain (loss) on other investment properties	(159)	**1**
Profit for the Period	5,656	**1,093**
Attributable to:		
Equity holders of the Company	5,268	**931**
Minority interests	388	**162**
	5,656	**1,093**

Notes:

(1) Turnover represents the sum of the Group's turnover of HK$493 million (2007: HK$445 million), the Group's treasury income of HK$106 million (2007: HK$150 million) and attributable share of toll revenue of jointly controlled entities engaged in toll road investment of HK$931 million (2007: HK$924 million).

(2) Earnings before interest & tax represents the sum of (i) profit from operations before changes in net fair value gain (loss) on other investment properties and exceptional items of HK$689 million (2007: HK$565 million); and (ii) share of profits of jointly controlled entities and associates of HK$567 million (2007: HK$516 million).

Turnover

Turnover for the six months ended 31 December 2008, including the Group's treasury income and attributable share of toll revenue of jointly controlled entities ("JCEs") engaging in toll expressway business was HK$1,530 million, which was slightly higher than the HK$1,519 million recorded in the last corresponding period. On the property letting segment, riding on the growth trend of last few years, it continued to experience a robust growth of 20% when compared with the last corresponding period. This upsurge was mainly the results of the superior performance of Hopewell Centre and the successful launch of EMax in 2008. The growth in property letting segment was partially off-set by the decline in the Group's treasury income as a result of the decrease in market interest rates.

Despite the cessation of the sharing of recurring toll revenue from Guangzhou East-South-West Ring Road joint venture company ("Ring Road JV") subsequent to the disposal of the Group's interest thereof in September 2007, the Group's attributable share of toll revenue of JCEs engaging in toll expressway business in the People's Republic of China ("PRC") still recorded a growth over the last corresponding period.

Earnings before Interest and Tax ("EBIT")

The Group's EBIT increased by 16% or HK$175 million to HK$1,256 million from HK$1,081 million of the last corresponding period. The strong growth in EBIT was due primarily to the excellent performance of property letting segment which rose HK$71 million and the increase in fair value gain by HK$140 million on investment property completed during the period as compared with those of last corresponding period. The Group's growth in EBIT was partially off-set by the reduction in exchange gain recorded during the six months ended 31 December 2008 due to the relatively mild appreciation in the exchange rates of Renminbi in the period as compared with the last corresponding period.

Exceptional Items

Exceptional items for the period represented gain on disposal of available-for-sale investments. Gain from exceptional items of HK$4,763 million for the last corresponding period represented (i) gain on disposal of the Group's property development project in Macau of HK$3,948 million; (ii) gain on disposal of the Group's interest in Ring Road JV of HK$793 million; and (iii) gain on disposal of available-for-sale investments of HK$22 million.

Profit Attributable to Equity Holders

Profit attributable to equity holders dropped by HK$4,337 million from last corresponding period to HK$931 million. The decrease was mainly due to the recognition of exceptional gain on disposals of the Group's property development business in Macau and Ring Road JV in the last corresponding period. Excluding the net fair value gain (loss) on other investment properties and exceptional items, profit attributable to equity holders increased 23% to HK$935 million from HK$762 million in the last corresponding period.

DIVIDENDS

The Board of Directors has declared an interim dividend of HK40 cents per ordinary share in respect of the financial year ending 30 June 2009 (30 June 2008: HK55 cents). The interim dividend will be paid in cash on or about 20 March 2009 to those shareholders as registered at the close of business on 19 March 2009 (the "Record Date").

The Board of Directors has also decided to declare a special interim dividend to be effected by way of a distribution in specie of shares in Hopewell Highway Infrastructure Limited ("HHI") to shareholders as registered at the close of business on the Record Date. Eligible shareholders will receive one ordinary share in HHI ("HHI Share(s)") for every whole multiple of 10 ordinary shares in the Company held by them.

The Group currently owns an aggregate of 2,169,101,500 HHI Shares, representing approximately 73.2% of the issued share capital of HHI. As at 25 February 2009 (being the latest practicable date), there were 880,274,021 ordinary shares in the Company in issue. On the basis that there is no change in the issued share capital of the Company up to the Record Date, an aggregate of approximately 88,027,402 HHI Shares will be distributed and, based on the closing price per HHI Share of HK$4.59, as traded on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), on 25 February 2009, the aggregate market value of the HHI Shares to be distributed is approximately HK$404 million, which represents a distribution of approximately HK45.9 cents per ordinary share in the Company.

Upon the special interim dividend settlement, a gain or loss on disposal of partial interest in a subsidiary arising from distribution of dividend in specie, calculated as the difference between the fair value and the carrying amount of the HHI Shares to be distributed on the settlement date, will be accounted for in the Group's result in the accounting period in which the settlement date falls into. Assuming the actual number of those HHI Shares held by the Company and to be distributed by the Company in specie to the eligible shareholders ("Distribution Shares") is 88,027,402, the closing price of HHI Shares on 25 February 2009 as the estimated fair value of the Distribution Shares on the special dividend settlement date and the net asset value per HHI Share on 31 December 2008 as the carrying amount of each of the Distribution Shares on the settlement date, a gain of approximately HK$155 million will be recognized by the Group in the second half of the current financial year.

After such distribution, the Group will hold approximately 2,081,074,098 HHI Shares, representing approximately 70.3% of the issued share capital of HHI and the other shareholders of HHI will hold approximately 880,616,185 HHI Shares, representing 29.7% of the issued share capital of HHI. HHI will continue to be a subsidiary of the Company. The free float of HHI Shares will thus be increased and the shareholder base of HHI will also be broadened.

Further announcement will be made on the details of the distribution in specie of shares in HHI, including the arrangements regarding fractional entitlements and overseas shareholders' entitlements and the time table for the distribution of HHI Shares to the shareholders.

Considering the Group would receive a special dividend from HHI in the total amount of approximately HK$1,822 million, the Board of Directors declared a special interim dividend of HK330 cents per ordinary share for the financial year ending 30 June 2009 on 23 October 2008 with a view of increasing the return on equity of the Company. Such special interim dividend had been paid to the shareholders on 14 November 2008. A special interim dividend of HK55 cents per ordinary share was declared when the Company announced its interim results in respect of the financial period ended 31 December 2007 in February 2008.

CLOSURE OF REGISTER

The Register of Members of the Company will be closed from Monday, 16 March 2009 to Thursday, 19 March 2009, both days inclusive, during which period no transfer of shares of the Company will be effected. In order to qualify for the interim dividend and the special interim dividend in specie, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 13 March 2009.

BUSINESS REVIEW

The global financial crisis has deepened since September 2008 when the world-wide stock markets crashed and the problems of the European and United States financial systems began to surface. In order to overcome the impact of the international financial crisis and stabilize the economic environment, many governments or central banks, including the People's Bank of China, lowered the interest rates and/or inject capital into the banking systems. The Government of PRC's initiatives endeavor to achieve stable and healthy economic development.

Owing to the global recession, the declining demand for exports has also resulted in a slowdown of growth in the Pearl River Delta ("PRD") region. However, its negative impact on the growth in traffic flow of the Group's highways is partly offset by the continuous growth in car ownership in the region and the government's measures to support the automobile industry. Despite the crash in the stock market and softening of property market, the local economy has remained generally stable given the increasing visitors from the Mainland China has provided a boost to the retail consumption in Hong Kong.

Notwithstanding the unfavorable global economic conditions, the Group has continued to strengthen its existing base during the period by focusing on its core businesses, namely "Property", "Infrastructure" and "Hospitality" and forging ahead the major projects of the Group, including particularly the completion of construction of GardenEast, the commencement of operation of the first unit of Heyuan Power Plant in January 2009 and the revision of the development plan for Hopewell Centre II.

Property Investment

Turnover of the property rental business for the period under review rose from HK$229 million of the last corresponding period to HK$275 million, representing an increase of 20%. EBIT of the property investment business increased 65% to HK$180 million compared with the corresponding period last year.

During the period, the Group's property investment portfolio has been further strengthened by the completion of construction of GardenEast and the acquisition of several retail outlets at Wu Chung House.

"The East"
"The East" is a new brand created for a dining and entertainment community conveniently located in Wanchai. First launched in December 2007, "The East" now comprises a cluster of retail outlets at Hopewell Centre, QRE Plaza, Wu Chung House and GardenEast with a total gross floor area of approximately 275,000 square feet. At present, 19 food and beverage outlets are in operation and 4 more will be opened soon. Through better coordinated marketing and promotional efforts, the branding is gradually building up. With the synergy achieved for the retail element of the different buildings involved, we expect rental performance would be further enhanced.

Hopewell Centre, Wanchai
Hopewell Centre, the 840,000-square-foot flagship of the Group's rental properties, recorded a 23% growth in rental income compared with the corresponding period last year, with a steady occupancy rate of 94% as at 31 December 2008. Notwithstanding the recent economic slowdown, the rental performance of the property was underpinned by stable occupancy and improvement in rental rate. As part of its continuing efforts in providing quality environment and facilities to the office tenants and retail customers of Hopewell Centre, the Group is currently refurbishing the carpark after completing the modernization works of the office floors. Such enhancement has proved to be effective in drawing more and more professional and multi-national companies to relocate their offices to Hopewell Centre. Complemented by "The East" brand, the retail portion of Hopewell Centre has successfully attracted more quality food and beverage operators, offering a wider variety of dining choices to tenants and visitors of the building.

QRE Plaza, Wanchai
QRE Plaza, a 77,000-square-foot stylish commercial building and one of the key components of "The East", comprises 25 storeys and is connected to Hopewell Centre and Wu Chung House by a footbridge. Benefitting from "The East" brand, it has received encouraging market response from operators of trendy food and beverage outlets and unique servicing trades. As of 31 December 2008, the occupancy rate of the building has reached 71% and a further 12% of the total floor area is under active rental negotiations. In February 2009, the Metro Planning Committee of the Town Planning Board has agreed to rezone QRE Plaza site to "commercial" use.

GardenEast, Wanchai
This newly completed 96,500-square-foot 28-storey property offers 216 high quality serviced apartments with three retail shops at the podium level. The occupation permit of the property was issued in September 2008 and fitting out works were carried out during the period. The property offers conveniently located, stylish and high quality accommodation in the heart of Wanchai commercial district, targeting the lucrative market of expatriates and young professionals. Marketing of the shops and the first batch of apartments has obtained encouraging response and operations have already started in February 2009. It is expected that the retail element will add new momentum to "The East". The development, with a total investment of about HK$380 million, will be held for long-term investment purpose.

Hongkong International Trade and Exhibition Centre, Kowloon Bay

HITEC, a commercial and retail complex comprising the office, convention/exhibition halls and shopping mall known as EMax, provides unrivalled convenience and opportunities for event organizers and retail operators after the repositioning into a top-notch multifaceted property in 2007.

EMax, a 900,000-square-foot shopping and entertainment destination in HITEC, has attracted a wide variety of tenants offering food and beverage, pet accessories and services, home design and furniture, car show, bowling, retail and entertainment. With the opening of Metropolitan International Duty Free Square, a tourist department store, at EMax in the fourth quarter of 2008, the retail occupancy rate of EMax rose from 80% as at 31 December 2007 to 92% as at 31 December 2008. It has also increased the footfalls of customers of EMax.

Star Hall, the only large scale multi-purpose venue in Eastern Kowloon, measuring 30,000 square feet offers column-free space capable of accommodating audiences up to approximately 3,600, has completed its first year of full operation. It is ideal for all kinds of events including concerts, exhibitions, banquets, conferences and performances and much more. Star Hall has now become a popular performance venue in town and has attracted various local and overseas top artists hosting concerts or performances. Advance bookings of the venue have been made up to mid-2010. The business of Star Hall constituted a major portion of convention and exhibition revenue of HITEC. The overall convention and exhibition revenue increased by 30% compared with the corresponding period last year.

For the 600,000-square-foot office portion of HITEC, occupancy rate increased from 90% to 94% as at 31 December 2008.

Panda Place, shopping mall of Panda Hotel, Tsuen Wan

Panda Place, a 221,000-square-foot shopping mall situated on the lower floor and basement of the Panda Hotel, is conveniently located within walking distance from both Tsuen Wan and Tai Wo Hau MTR stations. Since the completion of the major renovation works of the mall in the second half of 2005, the mall has provided retailers with excellent business opportunities. Aggressive leasing strategies and promotional activities have attracted a wide variety of tenants covering food and beverage, fashion and accessories, home design, lifestyle, education and entertainment. Despite intense competitions amongst other shopping malls in the district, the occupancy rate of Panda Place reached 85% as at 31 December 2008 and rental income for the period rose by 12% compared with the corresponding period last year. On-going upgrading works alongside trade-mix enhancement programs have been implemented to facilitate the shopping mall to become a dynamic and exciting landmark in Tsuen Wan.

Residential Development, 12 Broadwood Road, Happy Valley

The site is being redeveloped into a 45-storey luxurious apartment building with 78 residential units, a fully-equipped clubhouse, spacious landscaped areas and carparks. The property will be held for rental purpose targeting the upper end residential market. The development has a gross floor area of approximately 113,900 square feet and is planned to be completed in the second half of 2010. The currently planned total investment will be about HK$700 million. Upon completion, the development will further strengthen the Group's recurring rental income base.

Liede Integrated Commercial (Operating Lease) Project, Zhujiangxincheng, Guangzhou

The project has a planned total gross floor area of about 232,000 square metres (including basements). It will consist of a five-star hotel, serviced apartments, grade A office space and a luxurious shopping centre with dining, entertainment and shopping facilities. The project is now in its design stage, the construction works are planned to start in the third quarter of 2010 with completion planned in the second half of 2015. Pursuant to the agreement with the landlord, a subsidiary of the Company will be responsible for fitting-out and equipping the property and for paying rent to landlord when the business operations of the property commence. Under the present plan, the Group intends to invest not less than RMB1,000 million in this project.

Property Development

Hopewell New Town, Huadu, Guangzhou

The project is a composite development with a site area of approximately 610,200 square metres. It comprises apartments, townhouses, commercial area and recreational facilities which are being developed in phases. The development of Phase 1B, which comprises 6 apartment buildings of approximately 18,000 square metres, is currently planned to be completed in the fourth quarter of 2009, with planned total investment of about RMB50 million. Phase 2 will comprise 48 units of townhouses and 10 blocks of apartments with total gross floor area of approximately 94,000 square metres. Pre-sale campaign for the townhouses started in the fourth quarter of 2008 and 3 blocks of the apartments are planned to be launched for pre-sale in second half of 2009. The currently planned total investment for Phase 2 will be about RMB300 million. Construction works are planned to be completed in first half of 2009 (for townhouses) and first half of 2010 (for the first three apartment blocks).

Infrastructure

HHI

HHI has invested in two sino-foreign co-operative joint venture enterprises that construct and operate the Guangzhou-Shenzhen Superhighway ("GS Superhighway") and the three phrases of Western Delta Route. For the six months ended 31 December 2008, the aggregate average daily traffic of GS Superhighway and Phase I of the Western Delta Route ("Phase I West") recorded a decrease of 4% to 348,000 vehicles and their aggregate average daily toll revenue decreased by 3% to RMB9.5 million. While the toll revenue of Phase I West increased and that of GS Superhighway decreased, the aggregate total toll revenue amounted to RMB1,756 million.

As reported by the media, the commencement of the construction of the Hong Kong-Zhuhai-Macau Bridge will be advanced to the end of 2009, which will be beneficial to the early expansion and enhancement of the regional highway network. Moreover, economic development on the western bank of the PRD region will be accelerated in view of the initiatives laid down in the Outline of the Eleventh Five-Year Plan for the National Economic and Social Development in Guangdong Province and the Outline of the Plan for the Reform and Development of the Pearl River Delta (2008–2020) announced by The National Development and Reform Commission in December 2008. The Group believes that all these will create synergy to the benefit of the Western Delta Route.

Besides, the media has reported that certain sections of the Guangzhou-Shenzhen Coastal Expressway will start construction in 2009. The Group will continue to monitor its development. The Group believes that, with the strategic location of GS Superhighway and its established

connection to the regional highway network in addition to the expansion project of turning GS Superhighway into a ten-lane expressway, the status of GS Superhighway as the main artery within the region will further be strengthened.

To cope with the financial tsunami and sustain the continuous economic growth of the PRC, the Central Government has launched recently a number of initiatives and policies to boost the economy by increasing and accelerating investments in transport infrastructure, stimulating domestic demand by means of providing major support for sectors like the automobile industry in various forms, including the reduction of vehicle sales tax, the imposition of fuel tax bundled with the elimination of road maintenance fees and the cancellation of toll charging on grade 2 toll roads country-wide, which altogether act as an incentive to purchase and use cars in light of the reduced costs. Such initiatives are expected to bring about a steady increase in car ownership. Besides, connectivity to the transportation network of the peripheral cities will further be enhanced as the 16th Asian Games will be held in Guangzhou in 2010, thus generating positive impacts on the continuous economic growth of the PRD region and driving the demand for transportation to increase in the region. The Group believes that GS Superhighway and Phase I West will benefit as a result.

Guangzhou-Shenzhen Superhighway

GS Superhighway is the main artery of the expressway network in the PRD region connecting four major cities, namely Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, GS Superhighway's average daily traffic slid 5% to 319,000 vehicles compared with the corresponding period last year. Its average daily toll revenue slightly decreased 3% to RMB9.1 million. The total toll revenue in the six months under review amounted to RMB1,679 million.

As the maintenance and improvement works of the northern bound lanes of Xintang to Dongguan section of GS Superhighway were completed and re-opened to traffic on 9 July 2008, its toll revenue and traffic have been gradually rebounding. However, due to the global economic downturn since the fourth quarter of 2008, the growth of the imports and exports of Guangdong experienced a significant slowdown. Alongside the implementation of the "Green Lane" policy since January 2008 as well as the diversion impact generated by the newly built parallel roads nearby, the toll revenue and traffic are recovering at a pace slower than expected. Currently, the toll revenue and traffic are gradually rebounding to a level comparable to that of 2006, when the historical high of daily toll revenue was recorded. The trend in traffic has now stabilized.

An intelligent traffic management system, jointly installed by the GS Superhighway joint venture company and the Traffic Management Department of Guangdong Provincial Public Security Bureau, was substantially completed during the period under review and operation commenced in January 2009. GS Superhighway is now the first toll expressway model in the Guangdong Province to adopt an intelligent traffic management system. The system helps further enhance the efficiency of the traffic surveillance in detecting and handling traffic accidents so as to minimize congestions thus caused.

A feasibility study on expanding the GS Superhighway to a ten-lane expressway is near completion. Approval by relevant authorities can be sought by the joint venture company upon its completion.

The news media has reported that relevant authorities of the Mainland China and Hong Kong are studying the details of introducing a short-term quota system for cross-border private cars at the Shenzhen Bay Port, from which the GS Superhighway may benefit.

GS Superhighway
Average Daily Traffic
(No. of vehicles in thousand)


336
319
2007
2008
July - December

GS Superhighway
Average Daily Toll Revenue
(RMB thousand)


9,426
9,125
2007
2008
July - December

GS Superhighway
Traffic Breakdown by Class


100%
80%
60%
40%
20%
0%
68.0%
70.6%
4.5%
3.5%
17.8%
17.4%
2007
2008
July - December
Class 1
Class 2
Class 3
Class 4
Class 5

Historically, the daily traffic of GS Superhighway fluctuates on or about the Chinese New Year holidays, which could be in either January or February. This leads to distortion in the year-on-year comparison made for either month. Therefore, it is reasonable to analyze the trends of traffic and toll revenue by combining the figures for both January and February. In 2009, the combined average daily traffic was higher than that of 2008, when the maintenance and improvement works of Xintang to Dongguan section were carried out for southern bound lanes from 18 October 2007 to 10 January 2008 and for northern bound lanes from 18 February 2008 to 9 July 2008.

January and February Combined Average Daily Toll Revenue
(RMB thousand)


10,000
8,000
6,000
4,000
2,000
0
6,574
7,807
8,462
9,650
8,348
8,510
2004
2005
2006
2007
2008
2009

January and February Combined Average Daily Traffic
(No. of vehicles in thousand)


350
300
250
200
150
100
50
0
175
213
258
311
297
292
2004
2005
2006
2007
2008
2009

Phase I of the Western Delta Route

The Western Delta Route is planned to be constructed in three phases. Its first phase, Phase I West, has commenced operation since April 2004. Phase I West is a 14.7 km closed expressway, total six lanes in dual directions, connecting to Guangzhou East-South-West Ring Road in the north, and National Highway 105 and Bigui Road of Shunde in the south. Currently, it is the only expressway linking Guangzhou and Shunde.

The growth in the traffic and toll revenue of Phase I West slowed down mainly due to: (i) the significant slowdown in the growth of imports and exports in the Guangdong Province; (ii) an arrangement of mutual recognition of annual pass for Guangdong and Foshan implemented since October 2008 under which the vehicles of either city are exempted from paying any toll for using the grade 1 toll roads and toll bridges of the other city; and (iii) a higher base value resulted from the substantial growth in traffic and toll revenue of Phase I West after Guangzhou East-South-West Ring Road became toll-free with effect from September 2007. During the period under review, Phase I West's average daily traffic grew 6% to 29,000 vehicles and average daily toll revenue rose 8% to RMB420,000. The total toll revenue in the six months under review amounted to RMB77 million.

According to the highway network planning of Guangzhou and Foshan, several highways, currently planned and under construction, will be connected to Phase I West upon completion in the next few years, including Foshan First Ring Road extension link, Pingzhou-Danzao Expressway and Pingzhou-Nansha Expressway as well as Guangzhou-Gaoming Expressway, all of which will serve as drivers for the future growth of Phase I West and the entire Western Delta Route.

Phase I West
Average Daily Traffic
(No. of vehicles in thousand)



27.5
29.0
2007
2008
July - December

Phase I West
Average Daily Toll Revenue
(RMB thousand)



390
420
2007
2008
July - December

Phase I West
Traffic Breakdown by Class



100%
80%
60%
40%
20%
0%
55.8%
8.6%
24.3%
2.1%
9.2%
55.0%
6.9%
24.6%
2.8%
10.7%
2007
2008
July - December
Class 1
Class 2
Class 3
Class 4
Class 5

Phase II of Western Delta Route ("Phase II West")
Phase II West is a 46 km closed expressway, total six lanes in dual directions, with its northern end connected to Phase I West in Shunde and extending southwards to Zhongshan, linking with the National Highway 105 and the proposed Xiaolan Expressway and Qijiang Highway of Zhongshan. Upon completion, it will be the only expressway linking Guangzhou to the central area of Zhongshan. The construction of Phase II West is currently planned to be completed and operation will commence in the financial year of 2010.

The investment budget for Phase II West was first compiled in 2004. As a result of inflation and the State's stringent control policies on land use, the costs of land, construction materials, interest, etc. increased significantly in recent years. The investment budget was adjusted upward from the original planned amount of approximately RMB4,900 million (excluding loan interest during construction) to approximately RMB7,200 million (including loan interest during construction). HHI therefore entered into an amendment agreement for the joint investment in, construction and operation of the Phase II West with its PRC partner (the same PRC partner of Phase I West) on 2 September 2008 to increase the HHI's share of the registered capital for the project by approximately RMB402.5 million. Details of the transaction can be referred to the joint announcement made by the Company and HHI on 2 September 2008. The amendment agreement is now being processed by the relevant authorities.

The difference between the budget investment and the registered capital is financed by banks in the Mainland China. Loan facility has been obtained by the joint venture company.

Phase III of the Western Delta Route ("Phase III West")
Phase III West is a 38 km closed expressway, total six lanes in dual directions, with its northern end connected to Phase II West in Zhongshan and extending southwards to connect to the highway network in Zhuhai.

Phase III West is located at the populous and fast growing cities on the western bank of the PRD region. To fit in the city and transport planning of Zhongshan and Zhuhai and to shorten the lengthy land acquisition and demolition process, the alignment and design of certain sections of Phase III West had been revised. That included increasing the length of tunnel, which is of a higher construction cost, to be built from 2.5 km to 5.1 km. In addition, as a result of inflation and the State's stringent control policies on land use, the costs of land, construction materials, interest, etc. increased significantly in recent years. The investment budget of the project was revised from the original planned amount of RMB3,260 million (excluding loan interest during construction) to RMB5,600 million (including loan interest during construction). Similar to the case of Phase II West, HHI entered into an amendment agreement for the joint investment in, construction and operation of the Phase III West with its PRC partner (also the same PRC partner of Phase I West) on 2 September 2008 to increase HHI's share of the registered capital for the project by approximately RMB409.5 million. Details of the transaction can be referred to the joint announcement made by the Company and HHI dated 2 September 2008. The amendment agreement is now being processed by the relevant authorities. Depending upon the approval progress, it is currently planned to commence construction of Phase III West in 2010 and it may take approximately 3 to 4 years to complete.

Recently, the market prices of construction materials have dropped significantly as compared to September 2008 when the Group entered into agreements for further investments in Phase II West and Phase III West. This will help reduce the final cost of investments in the two projects. If the prices of construction materials remain at the current level, the total costs of Phase II West and Phase III West will be within the budget.

HHI will endeavour to expedite the construction of Phase II West and Phase III West and have them completed as planned. It is expected that, upon the completion of the entire Western Delta Route, it will be the most direct and convenient highway linking up Guangzhou, Foshan, Zhongshan and Zhuhai leading to Macau, and will become a strategic expressway on the western bank of the PRD region.

Heyuan Power Plant

Heyuan Power Plant is a 2 x 600 MW ultra super-critical coal-fired power plant located in Heyuan City. It is the most efficient and one of the most environmentally friendly coal-fired power plants in Guangdong Province today. The Group currently holds 35% effective interest in Heyuan Power Plant which is a joint venture between a subsidiary of the Company and Shenzhen Energy Group Company Limited.

The total project cost is planned to be about RMB5.2 billion, of which 30% has been injected as equity by the joint venture partners. The joint venture company has signed a RMB3.64 billion syndicated project loan facility in February 2008 for loan tenor up to 15 years to finance the balance of 70% of the project cost. Unit 1 of the power plant has commenced operation in January 2009. The construction work of unit 2 is well advanced, with commercial operation presently planned in the second half of 2009. The power plant will supply electricity to Guangdong Province, in particular to Heyuan and Huizhou City.

In July and August 2008, the on-grid tariff of Guangdong's coal fired power plants was increased twice, totaling an increase of 11% from RMB0.4532/kwh to RMB0.5042/kwh. The joint venture company signed an electricity sales contract with Guangdong Power Grid Corporation in December 2008.

During the period under review, the spot coal prices at Qinhuangdao have declined to around RMB580/ton at the end of year 2008. Decreased coal prices and the upward adjustments of the on-grid tariff starting from second half of 2008 in the PRC have significantly improved the business environment for coal fired power producers in the PRC, including Heyuan Power Plant.

Hospitality

Panda Hotel, Tsuen Wan

During the period under review, Panda Hotel achieved a satisfactory performance. Despite the intense competition, the hotel succeeded in increasing its occupancy level and attaining a higher average room rate through market diversification. While the key contribution of room revenue was from the leisure market, guests from business segment also supplied the hotel with a steady flow of income.

For the period under review, Panda Hotel recorded a slight increase in average room occupancy to 89% while average room rate increased by 7% compared to the corresponding period last year. Total room revenue was HK$79 million, which exceeded that of last year by 8%. Total hotel revenue, excluding that of the food and beverage operations, was HK$81 million, representing a growth of HK$6 million or 8% over that in last year.

Restaurant and Catering Services
The restaurant and catering services of the Group, comprising the food and beverage operations of the Panda Hotel ("Panda F&B") and the HITEC, Hopewell Food Industries Limited ("Hopewell Food") and Bayern Gourmet Food ("BGF"), recorded a growth of 2% in business volume, with total revenue of HK$132 million for the period under review.

The total revenue of Panda F&B was HK$37 million for the period, which is 11% above the corresponding period last year. To maintain the momentum of business growth, Panda F&B will leverage Panda Hotel's newly renovated Grand Ballroom through different banquet marketing schemes.

The food and beverage operation in HITEC achieved steady growth of 4% to HK$29 million during the period under review. As public awareness of EMax, Star Hall and Kowloon Bay Area continues to grow, it will bring a positive impact on HITEC's restaurants and catering services businesses.

Hopewell Food operates the "R66 Revolving Restaurant" at Hopewell Centre and "The Queen's Palace Restaurant" newly opened in September 2008 at QRE Plaza, which serves Beijing, Sichuan, and Shanghai cuisines. Turnover of Hopewell Food increased by 6% to HK$19 million compared with the corresponding period last year despite the drop in customers' average spending during the economic downturn.

BGF produces European gourmet products locally with distinct German flavor. From a better bratwurst to an authentic beerwurst of Bavarian tradition, BGF offers a wide variety of products ranging from smoked seafood, cured meats and ham, poultry and sausages all blended into one fine epicurean taste culture. Selected promotions for brand awareness and product identity are popular among local supermarkets. Turnover of BGF decreased by 6% to HK$49 million compared with the corresponding period last year, mainly attributed to the lessen demand for smoked salmon.

Hopewell Centre II, Wanchai
The Company announced in November 2008 that the development plan of "Hopewell Centre II" would be revised. The revised plan strikes a balance between economic development and environmental protection, under which the total number of storey will be reduced to about 55 while the total floor area will be decreased to about 101,600 square metres. The height of the building, 210 metres above the principal datum, will be lower than the adjacent Hopewell Centre. The ridge line will therefore be intact. With about 1,024 hotel rooms, Hopewell Centre II will be Hong Kong Island's first conference hotel. The total investment is currently planned to be about HK$5 billion. The project will include a HK$400 million road improvement plan, a green park open for public use, and an extensive tree planting plan. The road improvement plan will help solve traffic problems in the area and enhance the safety of pedestrians.

In January 2009, the Wan Chai District Council passed a motion to support the gazetting of the related road improvement works of the project, which is now pending gazetting. The Company will continue to strengthen its communications with various stakeholders and drive forward the project in line with established procedures.

Liquidity and Financial Resources

As at 31 December 2008, the Group's cash balances and available committed banking facilities were as below:

In HK$ million	*30.06.2008*	***31.12.2008***
Cash		
HHI and its subsidiaries	5,997	**2,923**
Other entities in the Group	4,785	**2,712**
	10,782	**5,635**
Available Committed Banking Facilities		
HHI and its subsidiaries	3,600	**3,600**
Other entities in the Group	13,350	**13,350**
	16,950	**16,950**
Cash and Available Committed Banking Facilities		
HHI and its subsidiaries	9,597	**6,523**
Other entities in the Group	18,135	**16,062**
	27,732	**22,585**

Maturity Profile of the Major Available Committed Banking Facilities	***Maturity Date***
HK$3,600 million syndicated loan for HHI and its subsidiaries	13.10.2010
HK$5,350 million syndicated loan for other entities in the Group	30.06.2011
HK$7,000 million syndicated loan for other entities in the Group	28.09.2014

On top of the above available committed banking facilities, the Group's available uncommitted banking facilities amounted to HK$450 million as at 31 December 2008 (HK$602 million as at 30 June 2008).

The main reasons for the decrease of cash balance for the six months ended 31 December 2008 are the payments of final and special final dividends for the financial year ended 30 June 2008 in October 2008 and special interim dividends for the financial year ending 30 June 2009 in November 2008.

As at 31 December 2008, there was no corporate debt outstanding. The Group's financial position remains strong. With net cash balances in hand as well as available banking facilities, the Group has sufficient financial resources to cater for its recurring operating activities, present and potential investment activities.

Treasury Policies

The Group adopts prudent and conservative approach on treasury policies. The overall objective is to minimise the finance cost and optimise the return on financial assets.

The Group did not have any hedging arrangement to hedge the interest rate or exchange rate exposures during the period under review. However, the Group will continue to closely monitor such risk exposures from time to time.

The Group generally places all cash in short-term deposits denominated mainly in Hong Kong dollar. The Group has not invested in any Accumulator, Equity Linked Note or other financial derivatives instruments during the period under review.

The Group's capital structure, which is mainly financed by equity, is shown as below:

In HK$ million	*30.6.2008 (Restated)*	***31.12.2008***
Equity attributable to equity holders of the Company	23,047	**19,422**
Share based compensation reserves of a subsidiary	3	**5**
Minority interests	3,233	**2,360**
Total Equity	26,283	**21,787**
Bank Borrowings	—	**—**
Total Capitalisation	26,283	**21,787**

Project Commitments

Details of the project commitments are set out in note 18 to the condensed consolidated financial statements.

Contingent Liabilities

Details of the contingent liabilities are set out in note 19 to the condensed consolidated financial statements.

Charges on Assets

As at 31 December 2008, none of the Group's assets were pledged to secure any loans or banking facilities.

Material Acquisitions or Disposals

In order to strengthen the portfolio under "The East", the Group acquired the entire equity interests in Mingway Company, Limited ("Mingway") from a company beneficially owned by certain directors of the Company for a total consideration of HK$208.4 million during the period under review. Mingway is principally engaged in property investment and its principal asset is its sole ownership of certain shops at Wu Chung House.

PROSPECTS

The completion of the GardenEast serviced apartment and the acquisition of the retail outlets at Wu Chung House is expected to bring more recurring rental income for the Group. The property business will remain an important growth driver of the Group. However, the positive rental reversion cycle will likely slow down under the economic downturn.

The Huadu City Government has announced in February 2009 that the National Development and Reform Commission has approved the development plan of Guangzhou mass transit route No. 9, which will run underneath Ying Bin Road and will have a station located near Hopewell New Town. The mass transit development plan, which is expected to commence construction in 2009 and be completed in 2013, will have a positive impact on our property development in Huadu.

On the toll expressway side, it is anticipated that the construction of Phase II West will be completed and operation will commence in the financial year of 2010. Upon its completion, it will help enlarge HHI's toll revenue base. Application for the project approval of Phase III West is being processed by the relevant PRC authorities. Dependent upon the approval progress, construction of Phase III West is planned to commence in 2010 and it may take approximately 3 to 4 years to complete.

As announced in November 2008, the Company is committed to investing in Hopewell Centre II despite the unfavorable impact of the current macroeconomic conditions on local economy. This hotel project, with a reduced scale of development, fully demonstrates the Company's attitudes towards corporate social responsibility. It involves not only property development, but also the construction of a green park of about 5,880 square metres and extensive road improvement works. It will create about 4,000 jobs in total. Upon the completion of Hopewell Centre II, the Group's property and hospitality operations will be expanded significantly.

Last but not least, given that the PRC Government will maintain the long term growth of the economy by introducing proactive stimulative measures, the power industry in the PRC will benefit from the steadily growing demand for electricity. The Group is confident that Heyuan Power Plant will contribute to the sustainable development within the Guangdong Province as well as deliver reasonable returns to shareholders. On the other hand, the Group is now developing alternative means of power generation as part of its business strategies. As announced in November 2008, a subsidiary of the Company signed a letter of intent to build a prototype wind turbine in Zhanjiang, Guangdong Province using a technology developed within the Group.

With its strong cash position and abundant banking facilities, the Group is in a solid financial position to build for the future.

At Hopewell Holdings Limited, we believe that a thriving community facilitates our continuous business success. We see corporate social responsibility as an essential element for stimulating and sustaining the community growth that will help further our development.

With a business model grounded on corporate social responsibility, we have played a significant role in facilitating the urban renewal of Wanchai through our property development projects. Similarly our infrastructure projects, such as power stations and expressways, have assisted the economic growth of the Pearl River Delta. We regard it as vitally important to communicate with our stakeholders, listen to their views and work together with them to promote the well-being of the community, thus contributing to a win-win scenario.

Built on our long-standing commitment to good corporate citizenship, we have continued to achieve significant progress in the second half of 2008.

1. *Care for the Community*

   An integral part of our efforts in promoting community growth is supporting the organization of community and charitable events in our properties. In the past 6 months, over 80 of such events were held, totalling the provision of over 650 hours of free space in our properties like Hopewell Centre, EMax and Panda Place.

   As in past years, we continued to participate in various community initiatives such as Dress Special Day and Love Teeth Day organized by the Community Chest, and PHAB Walk for Integration. Our employees were encouraged to take up voluntary work such as participating in Flag Day and organizing Christmas parties for mentally handicapped children as well as grassroots families.

   As the average daily traffic of our two toll roads during the six months ended 31 December 2008 exceeded 300,000 vehicles, traffic safety is a major issue to which we devote special attention. In July 2008, HHI, together with its joint venture company, co-organized a province-wide large-scale traffic safety promotion campaign with the Traffic Management Department of Guangdong Provincial Public Security Bureau. Over 100,000 volumes of the classic Chinese literature "Analects of Confucius" with traffic safety tips were distributed to the public free of charge, promoting both traffic safety and traditional Chinese culture.

2. *Care for the Environment*

   To reduce energy consumption, high efficiency water-cooled chillers were installed in HITEC, Panda Hotel and Panda Place to replace air-cooled chillers. The installation was completed in June 2008. With our ongoing energy saving efforts, we have reduced the use of electricity by about 17% in the second half of 2008 when compared to the same period last year.

   We continued to step up our endeavours to build a greener community and joined the "Green Hong Kong • Carbon Audit" campaign in December 2008. We will prepare a report on the GHG emissions arising from the operations of our major properties in Hong Kong. In addition, we will review various energy savings measures for building services system and management operations in order to reduce and offset GHG emissions.

3. *Care for Employees' Wellbeing*

We have launched a series of programmes to promote employees' wellbeing and work-life balance. Employees and their family members were invited to join various recreational as well as charitable activities. The Group is also dedicated to building a healthy and safe working environment and has recently launched the Preparedness for Influenza Pandemic programme. Fire drills were conducted and other fire safety measures were adopted to strengthen the awareness of fire safety among employees. In addition, mandatory Green Card application for relevant employees is another measure taken to prevent workplace injury and illness. We also organized various training programs and seminars to promote the continuous development of employees.

As a result of strong management and staff commitment, Hopewell Holdings Limited, HHI, Hopewell Real Estate Agency Limited, Hopewell Property Management Company Limited and Panda Hotel were awarded the Caring Company Logo 2008/2009 by the Hong Kong Council of Social Service in recognition of the companies' active community involvement.

OTHER INFORMATION

Review of Interim Results

The unaudited interim results of the Group for the six months ended 31 December 2008 have been reviewed by the Audit Committee and the auditor of the Company, Messrs. Deloitte Touche Tohmatsu.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 31 December 2008, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

(A) the Company[(i)]

	Shares							
Directors	*Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests[(ii)] (interests of controlled corporation)*	*Other interests[(iii)]*	*Underlying shares of equity derivatives[(iv)]*	*Awarded shares[(v)]*	*Total interests*	*% of issued share capital*
Sir Gordon Ying Sheung WU	74,683,032	24,720,000[(vi)]	111,250,000[(vii)]	30,680,000	—	—	241,333,032[(x)]	27.36%
Eddie Ping Chang HO	25,023,462	1,365,538	2,050,000	—	—	—	28,439,000	3.22%
Thomas Jefferson WU	25,130,000	—	820,000	—	—	—	25,950,000	2.94%
Josiah Chin Lai KWOK	1,185,000	—	—	—	—	90,000	1,275,000	0.14%
Henry Hin Moh LEE	5,104,322	—	—	—	—	—	5,104,322	0.58%
Robert Van Jin NIEN	792,000	—	—	—	—	36,000	828,000	0.09%
Guy Man Guy WU	2,645,650	—	—	—	—	—	2,645,650	0.30%
Lady Ivy Sau Ping KWOK WU	24,720,000	124,743,032[(viii)]	61,190,000[(ix)]	30,680,000	—	—	241,333,032[(x)]	27.36%
Linda Lai Chuen LOKE	—	1,308,981	—	—	—	—	1,308,981	0.15%
David Yau-gay LUI	8,537	—	—	—	—	—	8,537	0.00%
Albert Kam Yin YEUNG	230,000	—	—	—	—	60,000	290,000	0.03%
Eddie Wing Chuen HO Junior	572,000	—	—	—	—	36,000	608,000	0.07%
Lee Yick NAM	90,000	—	—	—	—	—	90,000	0.01%
Barry Chung Tat MOK	838,000	—	—	—	—	50,000	888,000	0.10%
William Wing Lam WONG	100,000	—	—	—	288,000	50,000	438,000	0.05%

Notes:

(i) All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the Directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 30,680,000 shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady Ivy Sau Ping KWOK WU ("Lady WU").

(iv) The interests in underlying shares of equity derivatives represented interests in options granted to Directors under the 2003 Share Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options of the Company".

(v) The interests in awarded shares represented interests of awarded shares granted to Directors under the Employees Share Award Scheme of the Company adopted on 25 January 2007 but not yet vested, details of which are set out below:

Directors	*Date of award*	*No. of awarded shares*	*Vesting date*
Josiah Chin Lai KWOK	25/01/2007	90,000	25/01/2009
Robert Van Jin NIEN	25/01/2007	36,000	25/01/2009
Albert Kam Yin YEUNG	25/01/2007	60,000	25/01/2009
Eddie Wing Chuen HO Junior	25/01/2007	36,000	25/01/2009
Barry Chung Tat MOK	25/01/2007	50,000	25/01/2009
William Wing Lam WONG	25/01/2007	50,000	25/01/2009

(vi) The family interests in 24,720,000 shares represented the interests of Lady WU.

(vii) The corporate interests in 111,250,000 shares held by Sir Gordon WU included the interests in 61,190,000 shares referred to in Note (ix).

(viii) The family interests in 124,743,032 shares represented the interests of Sir Gordon WU. This figure included 50,060,000 shares held by Sir Gordon WU through corporations.

(ix) The corporate interests in 61,190,000 shares were held through corporations owned by Sir Gordon WU and Lady WU as to 50% each.

(x) Sir Gordon WU and Lady WU were deemed under the SFO to have same interests with each other.

(B) Associated Corporations

(a) *Hopewell Highway Infrastructure Limited ("HHI")*

	HHI shares					
Directors	*Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests(i) (interests of controlled corporation)*	*Other interests*	*Total interests*	*% of issued share capital*
Sir Gordon Ying Sheung WU	6,249,402	2,772,000(ii)	10,124,999(iii)	3,068,000(iv)	22,214,401(viii)	0.75%
Eddie Ping Chang HO	1,824,046	136,554	205,000	—	2,165,600	0.07%
Thomas Jefferson WU	7,915,000	—	82,000	—	7,997,000	0.27%
Henry Hin Moh LEE	279,530	—	—	—	279,530	0.01%
Robert Van Jin NIEN	60,000	—	—	—	60,000	0.00%
Lady Ivy Sau Ping KWOK WU	2,772,000(v)	10,255,402(vi)	6,118,999(vii)	3,068,000(iv)	22,214,401(viii)	0.75%
David Yau-gay LUI	853	—	—	—	853	0.00%

Notes:

(i) These HHI shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The interests in 2,772,000 HHI shares were interests held by Lady WU.

(iii) The corporate interests in 10,124,999 HHI shares held by Sir Gordon WU included the corporate interests in 6,118,999 HHI shares referred to in Note (vii).

(iv) The other interests in 3,068,000 HHI shares represented the interests held jointly by Sir Gordon WU and Lady WU.

(v) The interests in 2,772,000 HHI shares were personal interests beneficially owned by Lady WU and represented the same block of shares in Note (ii).

(vi) The family interests in 10,255,402 HHI shares represented the interests of Sir Gordon WU. This figure included 4,006,000 HHI shares held by Sir Gordon WU through corporations.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected share price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Options of HHI

(a) The share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16 July 2003 and approved by shareholders of the Company at an extraordinary general meeting held on 16 July 2003 (the "HHI Option Scheme"). The HHI Option Scheme will expire on 15 July 2013.

(b) Details of the movement of share options under the HHI Option Scheme during the period ended 31 December 2008 were as follows:

			Number of share options						
	Date of grant	*Exercise price per share HK$*	*Outstanding at 01/07/2008*	*Granted during the period*	*Exercised during the period*	*Lapsed during the period*	*Outstanding at 31/12/2008*	*Exercise period*	*Closing price before date of grant falling within the period HK$*
Employees of HHI	17/10/2006	5.858	4,928,000	—	—	488,000	4,440,000	01/12/2007–30/11/2013	N/A
Employees of HHI	19/11/2007	6.746	760,000	—	—	—	760,000	01/12/2008–30/11/2014	N/A
Employees of HHI	24/07/2008	5.800	—	800,000	—	400,000	400,000	01/08/2009–31/07/2015	5.740
Total			5,688,000	800,000	—	888,000	5,600,000		

The options granted on 17 October 2006, 19 November 2007 and 24 July 2008 are exercisable in the following manner:

Maximum options exercisable	*Exercise period*
Granted on 17 October 2006	
20% of options granted	01/12/2007-30/11/2008
40%* of options granted	01/12/2008-30/11/2009
60%* of options granted	01/12/2009-30/11/2010
80%* of options granted	01/12/2010-30/11/2011
100%* of options granted	01/12/2011-30/11/2013
Granted on 19 November 2007	
20% of options granted	01/12/2008-30/11/2009
40%* of options granted	01/12/2009-30/11/2010
60%* of options granted	01/12/2010-30/11/2011
80%* of options granted	01/12/2011-30/11/2012
100%* of options granted	01/12/2012-30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009-31/07/2010
40%* of options granted	01/08/2010-31/07/2011
60%* of options granted	01/08/2011-31/07/2012
80%* of options granted	01/08/2012-31/07/2013
100%* of options granted	01/08/2013-31/07/2015

* *including those not previously exercised*

The fair value of the share options granted during the period with the exercise price per share of HK$5.80 is estimated at approximately HK$842,900 at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$5.80 per share at the grant date, the historical volatility of share price of HHI of 25.94% which is based on 5 years daily historical volatility of HHI's share price from the date of listing of HHI to 24 July 2008, expected life of options of 7 years, expected dividend yield of 4.66%, and the risk-free rate of 3.598% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected share price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Awards of the Company

(A) The Share Award Scheme of the Company (the "HHL Award Scheme") was adopted by the Board on 25 January 2007 ("HHL Adoption Date"). Unless terminated earlier by the Board, the HHL Award Scheme shall be valid and effective for a term of 15 years commencing on the HHL Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHL Adoption Date. A summary of some of the principal terms of the HHL Award Scheme is set out in (B) below.

(B) The purpose of the HHL Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the HHL Award Scheme, the Board (or where the relevant selected employee is a Director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHL Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the HHL Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(C) Details of the movement of share awards under the HHL Award Scheme for the period under review were set out below:

Vesting Date	Outstanding at 01/07/2008	*Movements during the period*			Outstanding at 31/12/2008
		Awarded	*Vested*	*Lapsed*	
Directors					
25/01/2009	322,000	—	—	—	322,000
Total	322,000	—	—	—	322,000
Weighted average fair value	HK$23.22	—	—	—	HK$23.22

(D) During the period under review, the dividend income amounted to HK$1,891,000 (2007: HK$838,000) had been received in respect of the shares held upon the trust for the HHL Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash for the purchase of share which shall become returned shares for the purpose of the HHL Award Scheme, or apply such cash to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash to the Company, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the board of the Company.

Share Awards of HHI

(A) The Share Award Scheme of HHI (the "HHI Award Scheme") was adopted by the board of directors of HHI ("HHI Board") on 25 January 2007 ("HHI Adoption Date"). Unless terminated earlier by HHI Board, the HHI Award Scheme shall be valid and effective for a term of 15 years commencing on the HHI Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHI Adoption Date. A summary of some of the principal terms of the HHI Award Scheme is set out in (B) below.

(B) The purpose of the HHI Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of HHI group and to give incentive in order to retain them for the continual operation and development of HHI group and to attract suitable personnel for further development of HHI group.

Under the HHI Award Scheme, the HHI Board (or where the relevant selected employee is a director of HHI, the Remuneration Committee of HHI) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHI Award Scheme and determine the number of shares to be awarded. The HHI Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the HHI Board under the HHI Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of HHI as at the date of such grant.

(C) Details of the movement of share awards under the HHI Award Scheme for the period under review were set out below:

		Movements during the period			
Vesting Date	***Outstanding at 01/07/2008***	***Awarded***	***Vested***	***Lapsed***	***Outstanding at 31/12/2008***
Directors of HHI					
25/01/2009	340,000	—	—	—	340,000
Employee of HHI					
25/01/2009	40,000	—	—	—	40,000
Total	380,000	—	—	—	380,000
Weighted average fair value	HK$5.94	—	—	—	HK$5.94

(D) During the period under review, the dividend income amounted to HK$155,800 (2007: HK$152,000) had been received in respect of the shares held upon the trust for the HHI Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash for the purchase of HHI Shares which shall become returned shares (i.e. the awarded shares which are not vested in accordance with the terms of the HHI Award Scheme whether as a result of a lapse or otherwise) for the purpose of the HHI Award Scheme and shall be held by the trustee for the benefit of one or more employees of HHI,

or apply such cash to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash to HHI, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the board of HHI.

Substantial Shareholders

As at 31 December 2008, to the best knowledge of the Directors, the interests of persons (other than Directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	*Capacity*	*Number of shares (corporate interests)*	*% of issued share capital*
Capital Research and Management Company	Beneficial owner	44,487,300[(A)]	5.04%
The Capital Group Companies, Inc.	Interests of controlled corporation	44,487,300[(A)]	5.04%

Note:

(A) The 44,487,300 shares were held by Capital Research and Management Company ("Capital Research"), a wholly-owned subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The interests of Capital Research and Capital Group in 44,487,300 shares were long positions, represented the same block of shares and were deemed under the SFO to have same interests with each other.

Save as disclosed above, the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under section 336 of the SFO as at 31 December 2008.

Purchase, Sale or Redemption of Securities

During the six months ended 31 December 2008, the Company repurchased 12,863,000 shares on the Stock Exchange at an aggregate consideration, including transaction costs, of HK$301.9 million. All the repurchased shares were subsequently cancelled. The nominal value of the cancelled shares of HK$32,157,500 was credited to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchases are as follows:

Month of the repurchases	*Total no. of ordinary shares repurchased*	*Lowest price paid per share HK$*	*Highest price paid per share HK$*	*Aggregate consideration paid (including transaction costs) HK$*
July 2008	743,000	25.65	27.35	19,619,000
August 2008	1,159,000	27.80	30.10	33,957,000
September 2008	1,637,000	25.15	28.10	44,425,000
October 2008	4,080,000	19.60	26.40	88,440,000
November 2008	2,438,000	18.80	23.85	51,583,000
December 2008	2,806,000	19.16	25.00	63,880,000
Total	12,863,000			301,904,000

The purchases were made for the benefit of the shareholders with a view to enhancing the earnings per share of the Group for future years.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the six months ended 31 December 2008.

Employees and Remuneration Policies

As at 31 December 2008, the Group has approximately 1,200 employees. Recognizing that talents are crucial to the Group's long-term development, the Group offers a repertoire of training programs to the employees during the period under review, with intent to enhance both personal and organizational effectiveness. Typical examples of training programs included High Impact Presentation Skills Training Workshop, Insurance Principles & Practices Workshop and Business Etiquette Training Workshop. The Group has also organized some seminars to enhance employees' knowledge regarding the legal regulations, processes and procedures in building construction development.

In July 2008, the Group hired 5 high potential graduates under an 18-month Management Trainee Program and offered them essential business knowledge and management skills from thoughtfully planned job rotations across different core-business units. In addition, in-house and external training were provided to develop their core competencies. They are also encouraged to pursue studies for relevant professional qualifications or external courses and undergo self-development by granting them financial subsidies.

The Group believes when working under a healthier and safer environment, staff commitment and retention will be enhanced, and more productive the staff will be. During the period under review, strenuous effort was made to promote and achieve work-life balance by organizing a variety of recreation, safety and health care programs for the employees. The Group recently launched the Preparedness for Influenza Pandemic program and provided free vaccination to our hospitality employees. In addition, the Group provided opportunities for the employees and their families to serve the local community. These included our sponsorship and participation in the Walk for Million and Physically Handicapped & Able-Bodied Association Walk organized by the Community Chest and the Hong Kong PHAB Association.

In alignment with the "pay for performance" culture, the Group offers remuneration packages which reflect employees' skills, knowledge and individual performance. The Group continues to provide competitive remuneration packages (including various fringe benefits including medical and personal accident insurance coverage) to employees based on the market practices and individual performance. In addition to the contractual bonus and the discretionary bonus which may be granted to the employees based on the individual performance and the Group's performance, the Group has granted share options and share awards to employees to recognize the contributions by such employees of the Group, to retain quality staff and to attract suitable personnel for further development of the Group.

Corporate Governance

During the period under review, the Company has complied with all code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules.

Model Code for Securities Transactions

The Company has adopted the Model Code as its model code for securities transactions by the Company's Directors and an employees' share dealing rule on terms no less exacting than those set out in the Model Code for the relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiries made of all Directors, each of the Directors has confirmed that he or she has complied fully with the required standard set out in the Model Code throughout the period under review.

Disclosure under Chapter 13 of the Listing Rules

The Sino-foreign co-operative joint venture enterprises jointly controlled by the HHI Group and the PRC joint venture partners which operate toll expressways and infrastructure projects have, following the listing of HHI on the Stock Exchange in 2003, been deemed as subsidiaries of the Company for the purpose of the disclosure requirements under Chapter 13 of the Listing Rules. Accordingly, information on advances and financial assistance to such joint venture enterprises is no longer required under Rules 13.13, 13.16, 13.20 and 13.22 of the Listing Rules to be specifically disclosed in the interim report.

On behalf of the Board
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 26 February 2009

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 33 to 53, which comprises the condensed consolidated balance sheet of Hopewell Holdings Limited and its subsidiaries as of 31 December 2008 and the related condensed consolidated income statement, condensed consolidated statement of recognised income and expense and condensed consolidated cash flow statement for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
26 February 2009

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31 December 2008

	Notes	*Six months ended* 31.12.2007 HK$'000 (unaudited) (restated)	31.12.2008 HK$'000 (unaudited)
Turnover	3	445,286	**493,035**
Cost of sales and services		(266,027)	**(237,521)**
		179,259	**255,514**
Other income	4	170,105	**113,701**
Selling and distribution costs		(18,332)	**(19,904)**
Administrative expenses		(137,044)	**(163,918)**
Other expenses		—	**(7,015)**
Gain recognised on transfer of property to investment properties upon completion of development		371,408	**510,847**
Gain (loss) arising from changes in fair value of investment properties		130,150	**(7,217)**
Gain on disposal of jointly controlled entities and associates	5	4,741,457	**—**
Gain on disposal of available-for-sale investments		21,756	**1,873**
Gain on deemed disposal of partial interest in a listed subsidiary		117	**—**
Finance costs	6	(44,621)	**(17,823)**
Share of profits of			
— jointly controlled entities	7	510,448	**561,183**
— associates		5,381	**5,527**
Profit before taxation		5,930,084	**1,232,768**
Income tax expense	8	(273,946)	**(139,967)**
Profit for the period		5,656,138	**1,092,801**
Attributable to:			
Equity holders of the Company		5,267,723	**931,295**
Minority interests		388,415	**161,506**
		5,656,138	**1,092,801**
Dividends	9	1,051,674	**4,258,573**
		HK$	***HK$***
Earnings per share	10		
Basic		5.86	**1.05**
Diluted		5.83	**1.05**

CONDENSED CONSOLIDATED BALANCE SHEET

At 31 December 2008

	Notes	30.06.2008 HK$'000 (audited) (restated)	31.12.2008 HK$'000 (unaudited)
ASSETS			
Non-current Assets			
Investment properties	11	8,031,300	**9,083,044**
Property, plant and equipment	11	480,373	**527,315**
Prepaid land lease payments	11	969,341	**911,711**
Properties under development		442,648	**321,096**
Interests in jointly controlled entities	12	5,560,812	**6,088,258**
Interests in associates		22,833	**26,212**
Loan receivable		—	**3,393**
Available-for-sale investments		65,096	**22,051**
Loan to a jointly controlled entity		55,451	**246**
		15,627,854	**16,983,326**
Current Assets			
Inventories		18,457	**23,840**
Stock of properties			
— Under development		364,525	**379,123**
— Completed		17,593	**33,499**
Prepaid land lease payments	11	10,650	**10,488**
Trade and other receivables	13	1,117,363	**527,188**
Deposits and prepayments		46,115	**52,242**
Bank balances and cash held by:			
— Hopewell Highway Infrastructure Limited and its subsidiaries		5,997,274	**2,923,226**
— Other entities in the Group		4,785,087	**2,712,052**
		12,357,064	**6,661,658**
Total Assets		27,984,918	**23,644,984**

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

At 31 December 2008

	Notes	30.06.2008 HK$'000 (audited) (restated)	31.12.2008 HK$'000 (unaudited)
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	14	2,230,806	**2,204,304**
Share premium and reserves	15	20,816,207	**17,217,802**
Equity attributable to equity holders of the Company		23,047,013	**19,422,106**
Share option reserve of a subsidiary	15	2,378	**3,611**
Share award reserve of a subsidiary	15	1,124	**1,521**
Minority interests	15	3,232,569	**2,359,422**
Total Equity		26,283,084	**21,786,660**
Non-current Liabilities			
Warranty provision		84,059	**84,059**
Deferred tax liabilities		877,174	**1,003,210**
Amount due to a minority shareholder of a subsidiary		59,979	**60,954**
		1,021,212	**1,148,223**
Current Liabilities			
Trade and other payables	16	489,000	**511,738**
Rental and other deposits		140,293	**162,879**
Amounts due to associates		9,865	**8,472**
Tax liabilities		41,464	**27,012**
		680,622	**710,101**
Total Liabilities		1,701,834	**1,858,324**
Total Equity and Liabilities		27,984,918	**23,644,984**

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 31 December 2008

	Six months ended	
	31.12.2007 HK$'000 (unaudited) (restated)	**31.12.2008** **HK$'000** **(unaudited)**
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	85,111	**(34,883)**
Gain (loss) arising from changes in fair value of available-for-sale investments	84,254	**(21,178)**
Deferred tax liabilities on changes in fair value of available-for-sale investments	(14,741)	—
Net income (expense) recognised directly in equity	154,624	**(56,061)**
Profit for the period	5,656,138	**1,092,801**
Translation reserve realised on disposal of a jointly controlled entity	(76,918)	—
Investment revaluation reserve transferred to profit or loss on disposal of available-for-sale investments	(21,756)	**(1,873)**
Reversal of deferred tax liabilities on disposal of available-for-sale investments	3,807	—
Total recognised income for the period	5,715,895	**1,034,867**
Attributable to:		
Equity holders of the Company	5,329,251	**877,742**
Minority interests	386,644	**157,125**
	5,715,895	**1,034,867**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 December 2008

	Note	*Six months ended* 31.12.2007 HK$'000 (unaudited)	31.12.2008 HK$'000 (unaudited)
Operating activities			
Cash generated from operations before income tax payments		106,492	**60,100**
Tax paid		(25,166)	**(28,390)**
Net cash from operating activities		81,326	**31,710**
Investing activities			
Dividend received		357,439	**594,122**
Acquisition of a subsidiary	20	—	**(208,007)**
Net proceeds received on disposal of jointly controlled entities and associates		6,345,907	—
Investments in jointly controlled entities		(391,762)	—
Tax paid on disposal of a jointly controlled entity		(132,376)	—
Repayment from jointly controlled entities		949,601	**55,395**
Acquisition of available-for-sale investments		(44,024)	—
Other investing cashflows		(146,264)	**(87,568)**
Net cash from investing activities		6,938,521	**353,942**
Financing activities			
Dividends and distributions paid to			
— shareholders		(1,051,674)	**(4,258,573)**
— minority shareholders of subsidiaries		(170,100)	**(1,013,702)**
Repurchase of shares		(2,798)	**(296,814)**
Net proceed from issue of shares		21,753	**45,976**
Other financing cashflows		9,362	**(6,190)**
Net cash used in financing activities		(1,193,457)	**(5,529,303)**
Net increase (decrease) in cash and cash equivalents		5,826,390	**(5,143,651)**
Cash and cash equivalents at beginning of the period		5,757,579	**10,782,361**
Effect of foreign exchange rate changes		20,580	**(3,432)**
Cash and cash equivalents at end of the period		11,604,549	**5,635,278**
Analysis of the balances of cash and cash equivalents			
Bank balances and cash		11,604,549	**5,635,278**

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 June 2008 except as described below.

During the period, Hopewell Highway Infrastructure Limited ("HHI"), a non-wholly owned subsidiary of the Company whose shares are listed on the Hong Kong Stock Exchange, changed its functional currency from Hong Kong Dollar to Renminbi due to the change of the underlying investment activities and strategy of HHI. The effect of the change of the functional currency of HHI has been accounted for prospectively. All items of the financial statements of HHI were translated into Renminbi using the exchange rate at the date of change. The resulting translated amounts for non-monetary item are treated as their historical cost.

In the current interim period, the Group has applied, for the first time, the following amendments to the accounting standards and new interpretations issued by the HKICPA, which are effective for the Group's financial period beginning on 1 July 2008.

HKAS 39 & HKFRS 7 (Amendments)	Reclassification of Financial Assets
HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 14	HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

In the current period, certain jointly controlled entities of the Group have applied HK(IFRIC)-Int 12 "Service Concession Arrangements" which is effective for the Group's financial periods beginning on or after 1 July 2008.

In accordance with HK(IFRIC)-Int 12, infrastructure within the scope of this interpretation is not recognised as property, plant and equipment of the operator but is recognised as an intangible asset in accordance with HKAS 38 "Intangible Assets" to the extent that the operator receives a right (a licence) to charge users of the public service. The financial impact on application of this interpretation is summarised below.

Summary of the effects of the changes in accounting policies of certain jointly controlled entities of the Group

The effects of changes in accounting policies described above on the results for the current and prior period by line items presented are as follows:

	Six months ended	
	31.12.2007	***31.12.2008***
	HK$'000	***HK$'000***
Increase in share of profit of jointly controlled entities	22,666	**7,810**
Increase in income tax expense	(1,133)	**(390)**
Increase in profit for the period	21,533	**7,420**

2. PRINCIPAL ACCOUNTING POLICIES (continued)

Summary of the effects of the changes in accounting policies of certain jointly controlled entities of the Group (continued)

The effect of the application of HK(IFRIC)-Int 12 as at 30 June 2008 is summarised below:

	As at 30.6.2008 (originally stated) HK$'000	*Adjustments HK$'000*	*As at 30.6.2008 (restated) HK$'000*
Balance sheet items			
Assets			
Interests in jointly controlled entities	5,703,370	(142,558)	5,560,812
Equity and liabilities			
Translation reserve	387,014	(20,068)	366,946
Retained profits	11,552,531	(79,569)	11,472,962
Minority interests	3,269,734	(37,165)	3,232,569
Deferred tax liabilities	882,930	(5,756)	877,174
	16,092,209	(142,558)	15,949,651

The effects of the application of HK(IFRIC)-Int 12 on the Group's equity at 1 July 2007 are summarised below:

	As at 1.7.2007 (originally stated) HK$'000	*Adjustments HK$'000*	*As at 1.7.2007 (restated) HK$'000*
Translation reserve	176,114	(9,622)	166,492
Retained profits	7,891,295	(91,930)	7,799,365
Minority interests	3,058,754	(37,929)	3,020,825
	11,126,163	(139,481)	10,986,682

The effects of the application of HK(IFRIC)-Int 12 on the Group's basic and diluted earnings per share for the current and prior period are summarised below:

Impact on basic earnings per share

	Six months ended 31.12.2007 HK$'000	*Six months ended 31.12.2008 HK$'000*
Figures before adjustments	5.84	**1.04**
Adjustments arising from changes in accounting policies	0.02	**0.01**
Adjusted	5.86	**1.05**

Impact on diluted earnings per share

	Six months ended 31.12.2007 HK$'000	*Six months ended 31.12.2008 HK$'000*
Figures before adjustments	5.82	**1.04**
Adjustments arising from changes in accounting policies	0.01	**0.01**
Adjusted	5.83	**1.05**

2. PRINCIPAL ACCOUNTING POLICIES (continued)

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Improvements to HKFRSs[1]
HKAS 1 (Revised)	Presentation of Financial Statements[2]
HKAS 23 (Revised)	Borrowing Costs[2]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[3]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[2]
HKAS 39 (Amendment)	Eligible Hedged Items[3]
HKFRS 1 & HKAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate[2]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[2]
HKFRS 3 (Revised)	Business Combinations[3]
HKFRS 8	Operating Segments[2]
HK(IFRIC)-Int 15	Agreements for the Construction of Real Estate[2]
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation[4]
HK(IFRIC)-Int 17	Distributions of Non-cash Assets to Owners[3]
HK(IFRIC)-Int 18	Transfer of Assets from Customers[5]

1 Effective for annual periods beginning on or after 1 January 2009 except for the amendments to HKFRS 5, effective for annual periods beginning on or after 1 July 2009
2 Effective for annual periods beginning on or after 1 January 2009
3 Effective for annual periods beginning on or after 1 July 2009
4 Effective for annual periods beginning on or after 1 October 2008
5 Effective for transfers on or after 1 July 2009

The application of HKFRS 3 (Revised) may affect the accounting for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary. The application of the amendment to HKAS 40 "Investment Property" which is contained in HKFRSs (Amendments) "Improvement to HKFRSs" may affect the accounting for property under construction or development for future use as an investment property of the Group. The amendment to HKAS 40 brings such property within the scope of HKAS 40 which, therefore, shall be accounted for under the fair value model in accordance with the Group's accounting policy. Such property is currently accounted for at cost less impairment in accordance with HKAS 16 "Property, Plant and Equipment". The amendment is to be applied prospectively and is effective for the Group's financial period beginning 1 July 2009.

The directors of the Company anticipate that the application of the other new and revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

3. TURNOVER AND SEGMENTS

Business Segments

The businesses based upon which the Group reports its primary segment information are as follows:

Property investment	—	property letting, agency and management
Property development	—	development of properties
Toll road investment	—	investments in expressway projects
Hotel investment and management	—	hotel ownership and management
Restaurants and catering	—	restaurant operations and food catering
Power plant	—	power plant operation

Segment information about these businesses is presented below.

Segment turnover

	Six months ended 31.12.2007			*Six months ended 31.12.2008*		
	External HK$'000	*Inter-segment HK$'000*	*Combined HK$'000*	*External HK$'000*	*Inter-segment HK$'000*	*Combined HK$'000*
Property investment	229,416	15,043	244,459	**275,070**	**20,950**	**296,020**
Property development	5,760	—	5,760	**765**	—	**765**
Toll road investment	1,479	—	1,479	—	—	—
Hotel investment and management	112,014	12	112,026	**121,712**	**29**	**121,741**
Restaurants and catering	96,569	—	96,569	**95,488**	—	**95,488**
Power plant	—	—	—	—	—	—
Other operations	48	2,244	2,292	—	**1,734**	**1,734**
Eliminations	—	(17,299)	(17,299)	—	**(22,713)**	**(22,713)**
Total turnover	445,286	—	445,286	**493,035**	—	**493,035**

Inter-segment revenue was charged at prices determined by the management with reference to market prices.

Segment results

	Profit (loss) for the six months ended 31.12.2007 (restated)				*Profit (loss) for the six months ended 31.12.2008*			
	Segment results HK$'000	*Jointly controlled entities HK$'000*	*Associates HK$'000*	*Total HK$'000*	*Segment results HK$'000*	*Jointly controlled entities HK$'000*	*Associates HK$'000*	*Total HK$'000*
Property investment								
— Operations	106,746	930	1,060	108,736	**177,705**	**598**	**2,042**	**180,345**
— Gain recognised on transfer of property to investment properties upon completion of development	371,408	—	—	371,408	**510,847**	—	—	**510,847**
— Gain (loss) arising from changes in fair value of investment properties	130,150	—	—	130,150	**(7,217)**	—	—	**(7,217)**
Property development	(6,657)	—	—	(6,657)	**(17,414)**	—	—	**(17,414)**
Toll road investment	(25,443)	509,518	—	484,075	**(36,946)**	**587,344**	—	**550,398**
Hotel investment and management	32,876	—	3,880	36,756	**37,128**	—	**3,348**	**40,476**
Restaurants and catering	8,177	—	—	8,177	**6,592**	—	—	**6,592**
Power plant	—	—	—	—	**(131)**	**(26,759)**	—	**(26,890)**
Other operations	(5,119)	—	441	(4,678)	**(11,594)**	—	**137**	**(11,457)**
	612,138	510,448	5,381	1,127,967	**658,970**	**561,183**	**5,527**	**1,225,680**

3. TURNOVER AND SEGMENTS (continued)

Business Segments (continued)

Segment results (continued)

	Six months ended 31.12.2007 HK$'000 (restated)	*Six months ended 31.12.2008 HK$'000*
Segment results		
Company and subsidiaries	612,138	**658,970**
Interest and other income	150,995	**105,878**
Exchange gains, net	13,044	**310**
Unallocated corporate expenses	(80,631)	**(83,150)**
	695,546	**682,008**
Gain on disposal of jointly controlled entities and associates	4,741,457	**—**
Gain on disposal of available-for-sale investments	21,756	**1,873**
Gain on deemed disposal of partial interest in a listed subsidiary	117	**—**
Finance costs	(44,621)	**(17,823)**
Share of profits of		
— jointly controlled entities	510,448	**561,183**
— associates	5,381	**5,527**
Profit before taxation	5,930,084	**1,232,768**

The share of profits of jointly controlled entities and associates shown above includes share of tax of jointly controlled entities and associates of approximately HK$58,960,000 (six months ended 31.12.2007: HK$142,140,000) and HK$140,000 (six months ended 31.12.2007: HK$311,000) respectively.

Geographical Segments

The following table provides an analysis of the Group's turnover by geographical market:

	Six months ended 31.12.2007 HK$'000	*Six months ended 31.12.2008 HK$'000*
Hong Kong	434,552	**491,205**
The People's Republic of China (the "PRC")	10,734	**1,830**
	445,286	**493,035**

4. OTHER INCOME

	Six months ended 31.12.2007 HK$'000	*Six months ended 31.12.2008 HK$'000*
Other income includes:		
Interest on bank deposits	149,806	**105,878**
Exchange gains, net	13,044	**310**

5. GAIN ON DISPOSAL OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

	Six months ended	
	31.12.2007	*31.12.2008*
	HK$'000	*HK$'000*
Gain on disposal of a jointly controlled entity and associates engaging in property development and property management *(Note a)*	3,948,285	—
Gain on disposal of a jointly controlled entity engaging in the operation of an expressway *(Note b)*	793,172	—
	4,741,457	—

Notes:

(a) During the prior period, the Group disposed of its equity interest in, and loans to, a subsidiary of the Company, Nomusa Limited ("Nomusa"), which is principally engaged in investment holding, and its equity interests in two associates, namely, Nova City Property Management Limited ("Nova City") and Nova Taipa Gardens Property Management Limited ("Nova Gardens"), which are principally engaged in property management, to a fellow subsidiary of a shareholder of the Group's jointly controlled entity, Nova Taipa-Urbanizacoes Limitada ("Nova Taipa"), for a total consideration of HK$4,580 million. The sole assets of Nomusa are the 50% equity interest in, and loans to Nova Taipa, which is principally engaged in property development. The disposal gave rise to a gain amounting to HK$3,948 million which was recognised in the Group's condensed consolidated income statement for the six months ended 31 December 2007.

(b) During the prior period, the Group disposed of its entire interest in a jointly controlled entity, Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), for a consideration of RMB1,712.55 million. Ring Road JV is principally engaged in the construction, operation and management of the Guangzhou East-South-West Ring Road in the PRC. The disposal gave rise to a gain amounting to HK$793 million which was recognised in the Group's condensed consolidated income statement for the six months ended 31 December 2007.

6. FINANCE COSTS

	Six months ended	
	31.12.2007	*31.12.2008*
	HK$'000	*HK$'000*
Loan arrangement fees and related charges	23,711	**16,848**
Imputed interest on amount due to a minority shareholder of a subsidiary	—	**975**
Interest reimbursed to a jointly controlled entity	20,910	—
	44,621	**17,823**

7. SHARE OF PROFITS OF JOINTLY CONTROLLED ENTITIES

	Six months ended	
	31.12.2007	31.12.2008
	HK$'000	HK$'000
	(restated)	
Share of profits of jointly controlled entities before interest income from loans to, and amortisation of additional cost of investments in, jointly controlled entities	536,541	**601,218**
Interest income from loans to, and registered capital contribution made to, jointly controlled entities	19,977	**2,057**
Amortisation of additional cost of investments in jointly controlled entities	(46,070)	**(42,092)**
	510,448	**561,183**

8. INCOME TAX EXPENSE

	Six months ended	
	31.12.2007	31.12.2008
	HK$'000	HK$'000
	(restated)	
Hong Kong Profits Tax		
Current period	17,991	**14,992**
Overprovision in respect of prior periods	(27)	**(1,136)**
	17,964	**13,856**
Taxation elsewhere		
Current period	155,998	**75**
Deferred tax	99,984	**126,036**
	273,946	**139,967**

On 26 June 2008, the Hong Kong Legislative Council passed the Revenue Bill 2008 which reduced corporate profits tax rate from 17.5% to 16.5% effective from the year of assessment 2008/2009. Therefore, Hong Kong Profits Tax is calculated at 16.5% (six months ended 31.12.2007: 17.5%) of the estimated assessable profit for the period.

Taxes on profits assessable elsewhere are calculated at tax rates prevailing in the countries in which the Group operates.

Deferred tax for the current period is mainly attributable to the net fair value gain of investment properties and withholding tax on undistributed earnings of certain jointly controlled entities established in the PRC.

9. DIVIDENDS

	Six months ended 31.12.2007 HK$'000	Six months ended 31.12.2008 HK$'000
Dividends recognised as distribution during the period		
Final dividend for the year ended 30 June 2008 of HK40 cents per share (six months ended 31.12.2007: for the year ended 30 June 2007 of HK82 cents per share)	737,658	**355,626**
Special final dividend for the year ended 30 June 2008 of HK110 cents per share (six months ended 31.12.2007: for the year ended 30 June 2007 of HK35 cents per share)	314,854	**977,971**
Special interim dividend for the year ending 30 June 2009 of HK330 cents per share	—	**2,926,867**
	1,052,512	**4,260,464**
Less: Dividends for shares held by Hopewell Holdings Limited ("HHL") Employees' Share Award Scheme Trust	(838)	**(1,891)**
	1,051,674	**4,258,573**
Dividends declared		
Cash dividend:		
Interim dividend for the year ending 30 June 2009 of HK40 cents per share (six months ended 31.12.2007: for the year ended 30 June 2008 of HK55 cents per share)	494,274	**352,110**
Special interim dividend for the year ending 30 June 2009: Nil (six months ended 31.12.2007: for the year ended 30 June 2008 of HK55 cents per share)	494,274	—
	988,548	**352,110**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust	(433)	**(29)**
	988,115	**352,081**

Subsequent to 31 December 2008, the directors declared that an interim cash dividend of HK40 cents per share. In addition to the cash dividend, the directors declared a special interim dividend by way of distribution in specie of 1 share in HHI for every whole multiple of 10 shares in the Company held. The interim dividends declared in respect of the financial year ending 30 June 2009 shall be paid to the shareholders of the Company whose names appear on the Register of Members on 19 March 2009.

The interim cash dividend declared is calculated based on the number of shares in issue, less the dividend for shares held by HHL Employees' Share Award Scheme Trust, at the date of approval of this interim financial information.

10. EARNINGS PER SHARE

	Six months ended 31.12.2007 HK$'000 (restated)	Six months ended 31.12.2008 HK$'000
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purpose of basic earnings per share		
Profit for the period attributable to equity holders of the Company	5,267,723	**931,295**
Effect of dilutive potential ordinary shares of a subsidiary, HHI:		
Adjustment to the Group's results arising from a dilution of HHI's earnings attributable to share options issued and shares awarded	(433)	**—**
Earnings for the purpose of diluted earnings per share	5,267,290	**931,295**

	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	899,051,684	**887,639,488**
Effect of dilutive potential ordinary shares:		
Share options	3,444,460	**643,095**
Award shares	586,816	**382,053**
Weighted average number of ordinary shares for the purpose of diluted earnings per share	903,082,960	**888,664,636**

The weighted average number of ordinary shares shown above has been arrived at after deducting 394,000 shares (six months ended 31.12.2007: 716,000 shares) held by HHL Employees' Share Award Scheme Trust.

11. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT AND PREPAID LAND LEASE PAYMENTS

The fair value of the Group's investment properties at 31 December 2008 has been arrived at on the basis of a valuation carried out on that date by DTZ Debenam Tie Leung Limited ("DTZ"), an independent firm of professional property valuers not connected to the Group. For office premises, serviced apartments, car parks and retail outlets, the valuation is arrived at by using direct comparison method by making reference to comparable sales transactions as available in the relevant market or, where appropriate, by capitalising the rental income derived from the existing tenancies with due provision for the reversionary income potential of the properties. For convention and exhibition venue, the valuation is arrived at by capitalising the estimated annual net income, and based on valuer's opinion as to the future trading potential and level of turnover likely to be achieved.

The development of a property of the Group was completed during the period. Such property, which is held to earn rentals and for capital appreciation purposes, has been reclassified from properties under development and prepaid land lease payments with total carrying amounts of HK$359 million to investment properties. Gain on transfer of this completed property to investment property amounting to HK$511 million has been recognised in the condensed consolidated income statement of the Group for the current period.

In addition, during the period, the Group acquired investment properties of HK$210 million from certain directors of the Company, details of the acquisition are disclosed in note 20.

Depreciation of property, plant and equipment and amortisation of prepaid land lease payments charged to the condensed consolidated income statement are as follows:

	Six months ended 31.12.2007 HK$'000	Six months ended 31.12.2008 HK$'000
Amortisation of prepaid land lease payments	5,711	**5,244**
Less: Amortisation capitalised on properties under development	(3,923)	**(3,898)**
	1,788	**1,346**
Depreciation of property, plant and equipment	17,597	**20,537**

12. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	30.6.2008 HK$'000 (restated)	31.12.2008 HK$'000
Expressway projects in the PRC		
Unlisted investments, at cost		
Registered capital contribution	1,089,843	**1,089,843**
Additional cost of investments	2,756,569	**2,756,335**
	3,846,412	**3,846,178**
Share of post-acquisition reserves	1,736,979	**2,330,792**
Less: Accumulated amortisation	(698,316)	**(740,408)**
	4,885,075	**5,436,562**
Power plant project in the PRC		
Unlisted investment, at cost		
Registered capital contribution	631,867	**631,867**
Share of post-acquisition reserves	32,411	**7,772**
	664,278	**639,639**
Other unlisted investments	11,459	**12,057**
	5,560,812	**6,088,258**

13. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables net of allowance for doubtful debts at the balance sheet date:

	30.6.2008 HK$'000	31.12.2008 HK$'000
Receivables aged		
0–30 days	18,039	**21,104**
31–60 days	8,005	**7,030**
Over 60 days	7,232	**4,344**
	33,276	**32,478**
Less: Allowance for doubtful debts	(1,136)	**(1,652)**
	32,140	**30,826**
Interest receivable on bank deposits	4,769	**3,543**
Dividend receivable from a jointly controlled entity	1,080,454	**488,480**
Other receivables	—	**4,339**
	1,117,363	**527,188**

14. SHARE CAPITAL

	Number of shares		Nominal value	
	30.6.2008	***31.12.2008***	*30.6.2008*	***31.12.2008***
	'000	***'000***	*HK$'000*	***HK$'000***
Ordinary shares of HK$2.50 each				
Authorised	1,200,000	**1,200,000**	3,000,000	**3,000,000**
Issued and fully paid	892,322	**881,721**	2,230,806	**2,204,304**

During the period, the Company issued 1,900,000 and 362,000 ordinary shares at the subscription prices of HK$19.94 each and HK$22.44 each, respectively, for a total cash consideration of HK$46 million upon the exercise of the share options previously granted. These shares rank pari passu in all respects with the existing ordinary shares.

During the period, the Company repurchased 12,863,000 ordinary shares of the Company on the Hong Kong Stock Exchange for a total consideration of HK$301.9 million. Out of the 12,863,000 repurchased ordinary shares, 12,658,000 repurchased ordinary shares were cancelled during the period and the remaining 205,000 repurchased ordinary shares were cancelled subsequent to the balance sheet date. The issued share capital of the Company has been reduced by the par value of the total repurchased ordinary shares.

Share option schemes

(a) ***The Company***
During the period, the Company granted options to certain employees to subscribe for a total of 1,788,000 ordinary shares in the Company at the subscription price of HK$26.35 per share.

During the period, the Company issued 1,900,000 and 362,000 ordinary shares at the subscription prices of HK$19.94 each and HK$22.44 each, respectively, for a total cash consideration of HK$46 million upon the exercise of the share options previously granted. These shares rank pari passu in all respects with the existing ordinary shares.

(b) ***HHI***
During the period, HHI granted options to certain employees to subscribe for a total of 800,000 ordinary shares in HHI at the subscription price of HK$5.8 per share.

Share award schemes

(a) ***The Company***
There were no changes in the shares awarded by the Company during the period.

(b) ***HHI***
There were no changes in the shares awarded by HHI during the period.

15. SHARE PREMIUM AND RESERVES

	Attributable to equity holders of the Company														
	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Translation reserve HK$'000*	*PRC statutory reserves HK$'000*	*Investment revaluation reserve HK$'000*	*Share option reserve HK$'000*	*Share award reserve HK$'000*	*Shares held for share award scheme HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Share option reserve of a subsidiary HK$'000*	*Share award reserve of a subsidiary HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
At 1 July 2007 (as originally stated)	8,684,344	4,748	83,010	176,114	79,529	–	19,056	5,626	(21,668)	7,891,295	16,922,054	1,268	1,043	3,058,754	19,983,119
Effect of changes in accounting policies *(note 2)*	–	–	–	(9,622)	–	–	–	–	–	(91,930)	(101,552)	–	–	(37,929)	(139,481)
At 1 July 2007 (as restated)	8,684,344	4,748	83,010	166,492	79,529	–	19,056	5,626	(21,668)	7,799,365	16,820,502	1,268	1,043	3,020,825	19,843,638
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates (as restated)	–	–	–	65,989	–	–	–	–	–	–	65,989	–	–	19,122	85,111
Gain arising from changes in fair value of available-for-sale investments	–	–	–	–	–	84,254	–	–	–	–	84,254	–	–	–	84,254
Deferred tax liabilities on changes in fair value of available-for-sale investments	–	–	–	–	–	(14,741)	–	–	–	–	(14,741)	–	–	–	(14,741)
Net income recognised directly in equity (as restated)	–	–	–	65,989	–	69,513	–	–	–	–	135,502	–	–	19,122	154,624
Profit for the period (as restated)	–	–	–	–	–	–	–	–	–	5,267,723	5,267,723	–	–	388,415	5,656,138
Translation reserves realised on disposal of interest in a jointly controlled entity	–	–	–	(56,025)	–	–	–	–	–	–	(56,025)	–	–	(20,893)	(76,918)
Transferred to condensed consolidated income statement on disposal of available-for-sale investments	–	–	–	–	–	(21,756)	–	–	–	–	(21,756)	–	–	–	(21,756)
Reversal of deferred tax liabilities on disposal of available-for-sale investments	–	–	–	–	–	3,807	–	–	–	–	3,807	–	–	–	3,807
Total recognised income for the period (as restated)	–	–	–	9,964	–	51,564	–	–	–	5,267,723	5,329,251	–	–	386,644	5,715,895
Issue of shares	23,241	–	–	–	–	–	(4,014)	–	–	–	19,227	(50)	–	–	19,177
Shares issue expenses	(19)	–	–	–	–	–	–	–	–	–	(19)	–	–	–	(19)
Repurchase of shares	–	205	–	–	–	–	–	–	–	(2,798)	(2,593)	–	–	–	(2,593)
Recognition of equity-settled share-based payments	–	–	–	–	–	–	10,498	5,361	–	–	15,859	1,019	1,296	844	19,018
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	–	–	–	–	–	(170,100)	(170,100)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	(8,434)	(8,434)
Deemed disposal of interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	302	302
Change in profit sharing of a jointly controlled entity	–	–	–	(2,534)	(3,100)	–	–	–	–	–	(5,634)	–	–	(2,095)	(7,729)
Contribution from equity participants	–	–	–	–	–	–	–	–	–	–	–	–	–	33,721	33,721
Transfers between reserves	–	–	–	–	5,287	–	–	–	–	(5,287)	–	–	–	–	–
Dividends recognised as distribution during the period *(note 9)*	–	–	–	–	–	–	–	–	–	(1,051,674)	(1,051,674)	–	–	–	(1,051,674)
At 31 December 2007 (as restated)	8,707,566	4,953	83,010	173,922	81,716	51,564	25,540	10,987	(21,668)	12,007,329	21,124,919	2,237	2,339	3,261,707	24,391,202

15. SHARE PREMIUM AND RESERVES (continued)

	Attributable to equity holders of the Company															
	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Translation reserve HK$'000*	*PRC statutory reserves HK$'000*	*Property revaluation reserve HK$'000*	*Investment revaluation reserve HK$'000*	*Share option reserve HK$'000*	*Share award reserve HK$'000*	*Shares held for share award scheme HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Share option reserve of a subsidiary HK$'000*	*Share award reserve of a subsidiary HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
At 1 July 2008 (as originally stated)	8,716,920	25,933	83,010	387,014	81,952	10,875	26,418	37,806	5,308	(11,923)	11,552,531	20,915,844	2,378	1,124	3,269,734	24,189,080
Effect of changes in accounting policies *(note 2)*	–	–	–	(20,068)	–	–	–	–	–	–	(79,569)	(99,637)	–	–	(37,165)	(136,802)
At 1 July 2008 (as restated)	8,716,920	25,933	83,010	366,946	81,952	10,875	26,418	37,806	5,308	(11,923)	11,472,962	20,816,207	2,378	1,124	3,232,569	24,052,278
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	(30,502)	–	–	–	–	–	–	–	(30,502)	–	–	(4,381)	(34,883)
Loss arising from changes in fair value of available-for-sale investments	–	–	–	–	–	–	(21,178)	–	–	–	–	(21,178)	–	–	–	(21,178)
Net expense recognised directly in equity	–	–	–	(30,502)	–	–	(21,178)	–	–	–	–	(51,680)	–	–	(4,381)	(56,061)
Profit for the period	–	–	–	–	–	–	–	–	–	–	931,295	931,295	–	–	161,506	1,092,801
Transfer to condensed consolidated income statement on disposal of available-for-sale investments	–	–	–	–	–	–	(1,873)	–	–	–	–	(1,873)	–	–	–	(1,873)
Total recognised income for the period	–	–	–	(30,502)	–	–	(23,051)	–	–	–	931,295	877,742	–	–	157,125	1,034,867
Issue of shares	47,314	–	–	–	–	–	–	(6,958)	–	–	–	40,356	–	–	–	40,356
Shares issue expenses	(35)	–	–	–	–	–	–	–	–	–	–	(35)	–	–	–	(35)
Repurchase of own shares	–	32,157	–	–	–	–	–	–	–	–	(301,904)	(269,747)	–	–	–	(269,747)
Repurchase of HHI's shares	–	–	–	–	–	–	–	–	–	–	(4,692)	(4,692)	–	–	(15,976)	(20,668)
Recognition of equity-settled share-based payments	–	–	–	–	–	–	–	14,674	1,870	–	–	16,544	1,233	397	599	18,773
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,013,702)	(1,013,702)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,193)	(1,193)
Transfers between reserves	–	–	–	–	440	–	–	–	–	–	(440)	–	–	–	–	–
Dividends recognised as distribution during the period *(note 9)*	–	–	–	–	–	–	–	–	–	–	(4,258,573)	(4,258,573)	–	–	–	(4,258,573)
At 31 December 2008	**8,764,199**	**58,090**	**83,010**	**336,444**	**82,392**	**10,875**	**3,367**	**45,522**	**7,178**	**(11,923)**	**7,838,648**	**17,217,802**	**3,611**	**1,521**	**2,359,422**	**19,582,356**

16. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding at the balance sheet date:

	30.6.2008 *HK$'000*	*31.12.2008* *HK$'000*
Payables due		
0-30 days	226,141	**224,082**
31-60 days	5,109	**17,613**
Over 60 days	79,299	**119,315**
	310,549	**361,010**
Retentions payable	36,004	**10,179**
Accrued construction costs	127,148	**123,192**
Accrued long service payment and leave pay	15,299	**17,357**
	489,000	**511,738**

17. TOTAL ASSETS LESS CURRENT LIABILITIES/NET CURRENT ASSETS

The Group's total assets less current liabilities at 31 December 2008 amounted to approximately HK$22,935 million (30.6.2008: restated HK$27,304 million).

The net current assets of the Group at 31 December 2008 amounted to approximately HK$5,952 million (30.6.2008: HK$11,676 million).

18. PROJECT COMMITMENTS

(a) Property development

	30.6.2008 *HK$'000*	*31.12.2008* *HK$'000*
Projects undertaken by the Group		
Contracted for but not provided	150,638	**512,483**

(b) Property renovation

	30.6.2008 *HK$'000*	*31.12.2008* *HK$'000*
Property renovation expenditure		
Contracted for but not provided	9,551	**434**

(c) Commercial and hotel property project

During the year ended 30 June 2008, the Group entered into a cooperative agreement with a PRC party to develop and lease a commercial and hotel complex property in Guangzhou, the PRC. Under the agreement, the Group is mainly responsible for the fitting-out of the property and the purchase of machinery and equipment required for the operation of the property at an estimated total costs of not less than RMB1,000 million. Upon the completion of the property development, the Group is entitled to operate the property for a specified period by paying fixed amounts of monthly rental, which will be increased progressively with a maximum annual rental of RMB178 million. Total rental payable under the operating period is approximately RMB3,500 million. Up to the balance sheet date, the Group had not incurred any cost for this property project.

18. PROJECT COMMITMENTS (continued)

(d) Expressway projects

At 31 December 2008, the Group had outstanding commitments to make capital contribution to a jointly controlled entity, Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") for the development of Phase II of the Western Delta Route in the PRC ("Phase II West") of approximately RMB499 million (30 June 2008: RMB96 million).

At 31 December 2008, the Group had agreed, subject to approval of the relevant PRC authorities, to make capital contribution to West Route JV for the development of Phase III of the Western Delta Route of approximately RMB980 million (30 June 2008: RMB571 million).

In addition to the above, the Group's attributable share of the commitment of certain jointly controlled entities of the Group in respect of the acquisition of property and equipment, and construction of Phase II West contracted for but not provided totalling approximately HK$1,854 million at 31 December 2008 (30 June 2008: HK$1,658 million).

(e) Power plant project

The Group's share of the commitment of the joint venture company in respect of the development of the power plant is as follows:

	30.6.2008	***31.12.2008***
	HK$'000	***HK$'000***
Contracted for but not provided	733,544	**519,500**

Save as disclosed herein, there have been no material changes in the Group's project commitments since 30 June 2008.

19. CONTINGENT LIABILITIES

A subsidiary of the Company acted as guarantor for the repayment of the mortgage bank loans granted to purchasers of the subsidiary's properties amounted to HK$4 million at 31 December 2008 (30 June 2008: HK$7 million).

Save as disclosed herein, there have been no material changes in the Group's contingent liabilities since 30 June 2008.

20. ACQUISITION OF A SUBSIDIARY

On 1 August 2008, the Group acquired 100% of the issued share capital of Mingway Company, Limited from certain directors of the Company for a total consideration of HK$208 million. This consideration was arrived at by reference to the fair value of the underlying investment properties on date of acquisition as valued by DTZ. This acquisition has been accounted for as acquisition of assets as Mingway Company, Limited is principally engaged in property investment and only holds certain commercial units at Wu Chung House, No. 213 Queen's Road East, Wanchai, Hong Kong.

The net assets acquired in the transaction are as follows:

	HK$'000
Net assets acquired:	
Investment properties	210,000
Trade and other receivables	825
Bank balances	393
Trade and other payables	(216)
Rental and other deposits	(2,602)
	208,400
Total consideration satisfied by:	
Cash	208,400
Net cash outflow arising on acquisition:	
Cash consideration paid	208,400
Bank balances acquired	(393)
	208,007

21. RELATED PARTIES TRANSACTIONS

The major balances and transactions with related parties are disclosed in the condensed consolidated balance sheet and note 20 respectively.

CORPORATE INFORMATION AND KEY DATES

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO*
Vice Chairman & Managing Director
Mr. Thomas Jefferson WU
Co-Managing Director
Mr. Josiah Chin Lai KWOK
Deputy Managing Director
Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady Ivy Sau Ping KWOK WU *JP*#
Ms. Linda Lai Chuen LOKE##
Mr. Albert Kam Yin YEUNG
Mr. David Yau-gay LUI
Mr. Carmelo Ka Sze LEE#
Mr. Eddie Wing Chuen HO Junior
Mr. Lee Yick NAM##
Mr. Barry Chung Tat MOK
Mr. William Wing Lam WONG

* *Also as Alternate Director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Non-Executive Directors*
\## *Independent Non-Executive Directors*

Audit Committee

Mr. Lee Yick NAM *Chairman*
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU

Remuneration Committee

Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Ms. Linda Lai Chuen LOKE

Company Secretary

Mr. Peter Yip Wah LEE

Registered Office

64th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2861 2068

Solicitors

Woo, Kwan, Lee & Lo

Auditor

Deloitte Touche Tohmatsu

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code: 54)

Principal Bankers+

Agricultural Bank of China
Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China CITIC Bank Corporation Limited
China Construction Bank Corporation
China Development Bank
China Merchants Bank Co., Limited
Chong Hing Bank Limited
Citibank, N.A.
DBS Bank Limited
Export Development Canada
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Luso International Banking Limited
Malayan Banking Berhad
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Oversea-Chinese Banking Corporation Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

\+ *names are in alphabetical order*

Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8555 Fax : (852) 2529 6087

American Depositary Receipt

CUSIP No.	439555301
Trading Symbol	HOWWY
ADR to share ratio	1:1
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel : (852) 2863 4340 Fax : (852) 2861 2068
Email : ir@hopewellholdings.com

Web Page

www.hopewellholdings.com

Key Dates

Interim results announcement	26 February 2009
Closure of Register	16 March 2009 to 19 March 2009 (both days inclusive)
Interim cash dividend payable (HK40 cents per ordinary share)	on or about 20 March 2009
Special interim dividend by way of distribution in species of 1 share in HHI for every whole multiple of 10 shares in the Company	on or about 31 March 2009

Note: In the case of any inconsistency between the Chinese translation and the English text of this Interim Report, the English text shall prevail.

目錄

集團業績

合和實業有限公司(「公司」)董事會欣然宣佈截至二零零八年十二月三十一日止六個月公司及其附屬公司(「集團」)未經審核之中期業績。

概覽

截至二零零八年十二月三十一日止六個月，集團各業務之營業額及其除利息及稅項前溢利之分析如下：

	營業額 (附註1)		除利息及稅項前溢利 (附註2)	
港幣百萬元	*2007*	***2008***	*2007 (重列)*	***2008***
物業租賃、代理及管理	229	**275**	109	**180**
期內落成之投資物業之公平值淨盈利	–	**–**	371	**511**
物業發展	6	**1**	(7)	**(17)**
收費公路投資	1	**–**	484	**550**
酒店業務、餐廳及餐飲服務	209	**217**	45	**47**
發電廠	–	**–**	–	**(27)**
其他	–	**–**	79	**12**
	445	**493**	1,081	**1,256**
庫務收入	150	**106**		
應佔共同控制個體之路費收入	924	**931**		
	1,519	**1,530**		

	業績	
港幣百萬元	*2007 (重列)*	***2008***
除利息及稅項前溢利(附註2)	1,081	**1,256**
財務成本	(45)	**(18)**
稅項	(114)	**(141)**
未計特殊項目及其他投資物業公平值淨盈利(虧損)前之溢利	922	**1,097**
特殊項目	4,763	**2**
其他投資物業公平值變動產生之淨盈利(虧損)	130	**(7)**
特殊項目及其他投資物業公平值淨盈利(虧損)之稅項	(159)	**1**
本期溢利	5,656	**1,093**
應佔溢利：		
公司股權持有人	5,268	**931**
少數股東權益	388	**162**
	5,656	**1,093**

附註：

(1) 營業額乃指集團之營業額港幣4.93億元(二零零七年：港幣4.45億元)，加上集團庫務收入港幣1.06億元(二零零七年：港幣1.50億元)及應佔經營收費公路投資之共同控制個體之路費收入港幣9.31億元(二零零七年：港幣9.24億元)。

(2) 除利息及稅項前溢利乃以下項目之總和：(i)未計其他投資物業公平值變動之淨盈利(虧損)及特殊項目前經營溢利港幣6.89億元(二零零七年：港幣5.65億元)；及(ii)應佔共同控制個體及聯營公司溢利港幣5.67億元(二零零七年：港幣5.16億元)。

營業額

截至二零零八年十二月三十一日止六個月，營業額(包括集團庫務收入及應佔經營收費高速公路業務之共同控制個體之路費收入)為港幣15.30億元，較去年同期港幣15.19億元為高。物業租賃分部繼續過去數年之增長趨勢，與去年同期比較錄得20%之強勁增長，此乃主要來自合和中心表現超卓以及EMax於二零零八年開幕取得成功。物業租賃分部之增長部分被集團庫務收入下跌所抵銷。有關下跌乃由於市場利率下調所致。

儘管集團因於二零零七年九月售出廣州東南西環高速公路合營企業公司(「環城公路合營企業」)之權益而停止分佔該公司之經常性路費收入，但集團應佔於中華人民共和國(「中國」)經營收費高速公路業務之共同控制個體之路費收入依然較去年同期微升。

除利息及稅項前溢利

集團之除利息及稅項前溢利較去年同期港幣10.81億元增加16%或港幣1.75億元增長至港幣12.56億元。除利息及稅項前溢利之增幅強勁乃主要由於物業租賃分部表現理想，錄得港幣7,100萬元之增長，以及期內投資物業落成時確認之公平值盈利與去年同期比較升幅港幣1.4億元。集團之除利息及稅項前溢利增長部分被截至二零零八年十二月三十一日止六個月內錄得之匯兑盈利減少所抵銷，此乃由於人民幣匯率於期內之升值較去年同期相對溫和。

特殊項目

回顧期內之特殊項目指出售可供出售投資之盈利。去年同期從特殊項目錄得港幣47.63億元之盈利，為(i)出售集團於澳門之物業發展項目所得港幣39.48 億元之盈利；(ii)出售集團於環城公路合營企業之權益所得港幣7.93億元之盈利；及(iii)出售可供出售投資所得港幣2,200萬元之盈利的總額。

股權持有人之應佔溢利

股權持有人之應佔溢利較去年同期減少港幣43.37億元，至港幣9.31億元。此下跌主要由於去年同期集團出售於澳門之物業發展項目及環城公路合營企業之特殊盈利。除卻其他投資物業之公平值淨盈利(虧損)以及特殊項目後，股權持有人之應佔溢利則較去年同期之港幣7.62億元增長23%，達港幣9.35億元。

股息

董事會宣佈派發截至二零零九年六月三十日止財政年度之中期股息每股普通股港幣40仙(二零零八年六月三十日:港幣55仙)。中期股息將約於二零零九年三月二十日以現金派發予於二零零九年三月十九日(「登記基準日」)營業時間結束時已登記之股東。

董事會亦決定宣派特別中期股息,該股息將以實物方式分派合和公路基建有限公司(「合和公路基建」)股份予於登記基準日營業時間結束時名列之股東。合資格之股東每持有完整10股公司之普通股股份將收到1股合和公路基建普通股股份(「合和公路基建股份」)。

集團現持有合共2,169,101,500股合和公路基建股份,約佔合和公路基建已發行股本73.2%。於二零零九年二月二十五日(最後之可行日期),公司已發行880,274,021股普通股股份。假設公司之已發行股本於截至登記基準日期間並無變動,公司將會分派合共88,027,402股合和公路基建股份;按合和公路基建股份於二零零九年二月二十五日於香港聯合交易所有限公司(「聯交所」)買賣之每股收市價港幣4.59元計算,所分派股份之總市值約為港幣4.04億元,即代表每股公司普通股約分派港幣45.9仙。

於特別中期股息結算,因以股代息致減持一附屬公司部份權益之盈利或虧損,按於結算日可分派之合和公路基建股份之公平值和賬面值之差額計算,於結算日之會計期間計入集團業績。假設公司持有並將由公司以實物方式向合資格股東分派之合和公路基建股份(「分派股份」)之實際數目為88,027,402股,以於二零零九年二月二十五日合和公路基建股份的收市價為分派股份於特別股息結算日之估計公平值,及於二零零八年十二月三十一日之合和公路基建股份之每股淨資產值作為賬面值,則集團於下半年財務年度確認之盈利約為港幣1.55億元。

於該分派後,集團將持有約2,081,074,098股合和公路基建股份,約佔合和公路基建已發行股本70.3%及其他合和公路基建之股東將持有約880,616,185股合和公路基建股份,約佔合和公路基建已發行股本29.7%。合和公路基建將繼續為公司之附屬公司。合和公路基建股份之流通量將因而增加及合和公路基建股份之股東基礎亦將會擴大。

公司將於稍後進一步公佈有關以實物方式分派合和公路基建股份之詳情,包括有關零碎配額及海外股東權益之安排及分派合和公路基建股份予股東之時間表。

鑑於集團收取合和公路基建總額約為港幣18.22億元之特別股息,董事會於二零零八年十月二十三日就截至二零零九年六月三十日止年度宣派特別中期股息每股普通股港幣330仙,以提升公司股東權益回報率。該項特別中期股息已於二零零八年十一月十四日派付予股東。公司於二零零八年二月公佈截至二零零七年十二月三十一日止財政期間之中期業績時,曾宣派每股普通股港幣55仙之特別中期股息。

暫停辦理股份過戶登記

公司將於二零零九年三月十六日(星期一)至二零零九年三月十九日(星期四),包括首尾兩天在內,暫停辦理股份過戶登記手續。股東如欲獲享中期股息及以實物方式分派之特別中期股息,必須於二零零九年三月十三日(星期五)下午四時三十分前,將所有過戶文件連同有關股票,送達公司之股份登記處—香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17樓1712–1716號舖。

業務回顧

自二零零八年九月以來全球經濟危機加劇,全球股市下挫,歐洲及美國的金融系統問題開始浮現。為解決國際金融危機造成的影響及穩定經濟環境,多國政府或中央銀行(包括中國人民銀行)各自下調其利率及/或向銀行體系注資。中國政府將會推出措施致力取得穩健之經濟發展。

由於全球經濟衰退,出口需求下降亦導致珠江三角洲地區(「珠三角地區」)之發展放緩。然而,其對集團的公路車流量之負面影響,部份因區內汽車擁有量持續上升及政府推出支持汽車業之措施而有所抵銷。儘管股市下挫及樓市疲弱,幸而來自中國內地之旅客數目上升,刺激香港之零售消費,故本地經濟整體上仍保持平穩。

儘管全球經濟環境未如理想,惟集團於期內將資源集中投放於其核心業務,即「物業」、「基建」及「酒店及餐飲」,以及落實集團的大型項目,其中包括完成興建GardenEast、河源電廠一號機組於二零零九年一月正式投產及修訂合和中心二期的發展計劃,從而繼續鞏固集團的根基。

物業投資

於回顧期內,出租物業業務之營業額上升20%,由去年同期之港幣2.29億元增加至港幣2.75億元。物業投資業務的除利息及稅項前溢利則較去年同期上升65%至港幣1.8億元。

集團於期內完成興建GardenEast及收購胡忠大廈之若干商鋪，進一步加強其物業投資組合。

「The East」
「The East」是我們在二零零七年十二月特別為灣仔一個飲食消閒集中地所創立的全新品牌。「The East」由合和中心、QRE Plaza、胡忠大廈及GardenEast的多個零售商舖所組成，總樓面面積約275,000平方呎。目前營業中的食肆共有19間，而另外4間則快將開業。在更協調的市場推廣及宣傳活動下，這個全新品牌正不斷強化，加上各組成大廈的零售商舖所產生的協同效應，預期租務表現將可進一步提升。

灣仔**合和中心**
合和中心為集團的旗艦出租物業，面積達840,000平方呎，其租金收入較去年同期增長23%，而出租率於二零零八年十二月三十一日則維持在94%的穩定水平。儘管近日經濟放緩，此物業的出租率依然維持穩定，租金水平又得以改善，令物業的租務表現有所支持。集團致力為合和中心的辦公室租戶及零售客戶提供優質的環境及設施，在完成辦公室樓層的現代化工程後，現正翻新停車場。這些工程已成功吸引更多專業及跨國公司將其辦公室遷往合和中心。在「The East」的品牌效應下，合和中心的零售部份已成功吸引更多優質飲食營運商，並為租戶及大廈訪客提供更多種類的用膳選擇。

灣仔**QRE Plaza**
QRE Plaza為一幢面積達77,000平方呎之時尚商業大廈及「The East」的主要組成部份之一。QRE Plaza樓高25層，並設有一條行人天橋與合和中心及胡忠大廈連接。在「The East」的品牌效應下，時尚餐飲食肆及獨特的服務行業對該物業的反應良好。於二零零八年十二月三十一日，QRE Plaza的出租率已達71%，另外12%之總樓面面積亦正進行積極的租務磋商。於二零零九年二月，城市規劃委員會之都會規劃小組委員會同意將QRE Plaza的地段更改劃作「商業」用途。

灣仔**GardenEast**
此新落成的28層物業面積達96,500平方呎，提供216個優質服務式住宅單位，並於平台設有3個零售商舖。該物業的入伙紙已於二零零八年九月發出，而裝修工程已於期內進行。該物業位於灣仔商業地區之中心地帶，交通便利，並提供時尚及優質的居住環境，旨在吸納來自國外及年輕專業人士之優厚市場。此項目的商舖及首批服務式住宅單位的市場推廣經已取得良好反應，並於二零零九年二月開始營運，預期零售部份將為「The East」注入新的動力。此發展項目的總投資額約為港幣3.8億元，並將持作長線投資用途。

九龍灣**國際展貿中心(「展貿中心」)**

展貿中心為商業及零售綜合項目，包括寫字樓、會議／展覽場館以及名為「EMax」的商場，二零零七年轉型為優質綜合物業，該物業為活動籌辦單位及零售商戶提供難得的便利和商機。

EMax為設於展貿中心內佔地900,000平方呎之購物及娛樂中心，並吸引不同種類的租戶提供飲食、寵物用品及服務、家居設計及傢俱、車展、保齡球、零售以及娛樂等服務。隨著「都會太平洋免稅集團」一一間以旅客為主要服務對象的百貨公司於二零零八年第四季開業，EMax的零售出租率由二零零七年十二月三十一日的80%上升至二零零八年十二月三十一日的92%，而EMax的客戶人流亦同時上升。

「匯星」為東九龍唯一一個大型多功能場館，開始全面營運至今已超逾一年。其30,000平方呎無柱空間可容納最多約3,600名觀眾，為舉辦各種活動之理想場所，包括演唱會、展覽、宴會、會議、表演及其他活動。匯星現已成為城中一個極受歡迎之表演場所，已吸引不少本地以至海外著名藝人前來舉行演唱會或進行其他表演。匯星之預訂已達至二零一零年年中。匯星之業務已成為會議及展覽場館收入之主要部份。整體之會議及展覽場館之收入與去年同期相比增加30%。

展貿中心之寫字樓部分面積達600,000 平方呎，出租率由90%上升至二零零八年十二月三十一日的94%。

荃灣**悅來酒店的悅來坊商場**

悅來坊商場位於悅來酒店低層及地庫，面積為221,000平方呎，可由荃灣及大窩口港鐵站步行前往。自商場的主要翻新工程於二零零五年下半年完成後，商場為零售商戶提供極佳商機。進取的出租策略及推廣活動吸引了各行各業的租戶，包括飲食業、服飾業、家居設計、生活消閒、教育及娛樂。儘管面對區內其他商場的激烈競爭，於二零零八年十二月三十一日，悅來坊商場的出租率達85%，而期內租金收入則較去年同期上升12%。集團進行持續的改善工程及優化商戶組合的計劃，促使商場成為荃灣的動感刺激地標。

位於跑馬地**樂活道12號的住宅發展項目**

集團正在該地盤興建一幢樓高45層的豪華住宅樓宇，共將設有78個住宅單位、一個設備完善的會所、寬闊的園林綠化空間及停車場。該物業將持作出租用途，以高級住宅市場為目標。該發展項目的總樓面面積約為113,900平方呎，預期將於二零一零年下半年落成。目前預期總投資額將約為港幣7億元。重建項目落成後將進一步加強集團的經常性租金收入基礎。

業務回顧(續)

廣州珠江新城獵德綜合商業(營業租約)項目

該項目計劃中的總樓面面積約為232,000平方米(包括地庫),將設有一間五星級酒店、服務式住宅、甲級寫字樓以及集飲食、娛樂及購物設施於一身的頂級購物中心。該項目目前正處於設計階段,建築工程預期將於二零一零年第三季開展,並擬於二零一五年下半年落成。根據與業主訂立的協議,公司的附屬公司將負責該物業的裝修及設備,並於該物業開始業務營運時向業主支付租金。依照目前計劃,集團擬就此項目投資不少於人民幣10億元。

物業發展

廣州花都區合和新城

合和新城為一項地盤面積約為610,200平方米的綜合發展項目,由高層洋房、聯排別墅、商業區及康樂設施組成,現正分階段發展。發展項目第1B期的工程(包括6幢面積約為18,000平方米的高層洋房)目前預期將於二零零九年第四季落成,預計總投資額約為人民幣5,000萬元。第二期則將包括48個聯排別墅及10幢高層洋房,總樓面面積約為94,000平方米。聯排別墅已於二零零八年第四季開始預售,而3幢高層洋房預期將於二零零九年下半年推出作預售。目前預計第二期的總投資額約為人民幣3億元。聯排別墅之建築工程目前計劃於二零零九年上半年完成,而首3幢高層洋房則將於二零一零年上半年完成。

公路基建業務

合和公路基建

合和公路基建分別投資於興建及營運廣州—深圳高速公路(「廣深高速公路」)及分三期發展的珠江三角洲西岸幹道之兩間中外合資企業。截至二零零八年十二月三十一日止的六個月,廣深高速公路及珠江三角洲西岸幹道第I期(「西綫I期」)的綜合日均車流量下降4%至34.8萬架次,綜合日均路費收入則減少3%至人民幣950萬元,綜合路費總收入為人民幣17.56億元,其中西綫I期的路費收入有所增長,廣深高速公路則有所下降。

據傳媒報導,港珠澳大橋項目將提前至二零零九年底動工建設,有利早日擴大和完善區域性公路網。此外,根據廣東省國民經濟和社會發展十一五規劃綱要及二零零八年十二月國家發展和改革委員會所公佈的珠三角地區改革發展規劃綱要(二零零八年-二零二零年),珠三角地區經濟將會迅速發展。集團相信此對珠江三角洲西岸幹道將會產生協同效應,珠江三角洲西岸幹道會因此而受惠。

此外,據傳媒報導,廣深沿江高速公路部分路段將在二零零九年展開建設,集團將繼續關注有關進展。事實上,廣深高速公路在珠三角地區所處的策略性位置與及完善的連接公路

網絡，加上其未來將擴建至十車道的工程計劃，集團相信可進一步鞏固廣深高速公路在區內最主要高速公路的地位。

為應付金融海嘯的衝擊，並保持中國經濟持續增長，中央政府近期先後推出多項刺激經濟的措施及政策，以加大加快交通基礎建設等投資並拉動內需，更重點扶持汽車製造等行業，當中包括降低汽車購置稅、徵收燃油稅並同時取消徵收養路費及全國性取消二級公路收費站等，以降低購車、用車成本，鼓勵購車、用車，汽車擁有量應可持續穩定上升。此外，廣州將於二零一零年舉行第十六屆亞運會，並進一步完善與周邊城市的交通網絡，對維持珠三角地區經濟增長將產生積極作用，並將帶動區內交通需求。集團相信廣深高速公路以及西綫I期會因而受惠。

廣州一深圳高速公路

廣深高速公路是珠三角地區高速公路網絡內之主要幹道，連接廣州、東莞、深圳及香港四個主要城市。於回顧期內，廣深高速公路日均車流量較去年同期減少5%至31.9萬架次，日均路費收入則微減3%至人民幣910萬元，六個月的路費總收入為人民幣16.79億元。

廣深高速公路新塘至東莞段北行線維修改善工程已於二零零八年七月九日完工並重開通車，路費收入及車流量逐步回升。但自二零零八年第四季度開始，全球經濟環境轉差，廣東進出口貿易增長大幅放緩，加上自二零零八年一月起執行「綠色通道」政策和周邊新建成平行道路造成車輛分流，路費收入及車流量的回升速度較預期慢，目前路費收入及車流量正逐漸回升至接近二零零六年水平，當年是錄得歷來最高單日路費收入之年份。車流量現已回復穩定趨勢。

於回顧期內，廣深高速公路合營企業與廣東省公安廳交通管理局合作建設的全線全智能交通監控系統已基本完成，並於二零零九年一月開始使用，令廣深高速公路成為廣東省第一條實施全智能交通監控的示範路段。該系統有助進一步提高交通監控中發現及處理交通事故的效率以減輕交通事故所造成的交通堵塞。

廣深高速公路擴建至雙向共十車道的可行性研究將接近完成，待完成後合營企業便可向有關部門辦理報批手續。

據媒體報導，香港與國家有關部門現正研究在深圳灣口岸增設短期跨境汽車配額措施，廣深高速公路將可因而受惠。

廣深高速公路
日均車流量
(架次千輛)



336
319
2007
2008
七月至十二月

廣深高速公路
日均路費收入
(人民幣千元)



9,426
9,125
2007
2008
七月至十二月

廣深高速公路
以車輛類別劃分之車流量



100%
80%
60%
40%
20%
0%
68.0%
70.6%
3.5%
17.8%
17.4%
2.0%
6.5%
2007
2008
七月至十二月
一類車
二類車
三類車
四類車
五類車

過往廣深高速公路的日車流量於農曆新年假期前後（可能於一月或二月）出現波動，此情況令兩個月份的單月按年同比出現偏差。因此，將一月份及二月份的數據合併以作為車流量及路費收入趨勢的分析較為合理。於二零零九年，合併日均車流量比二零零八年為高，其時新塘至東莞段南行車道維修及改善工程由二零零七年十月十八日至二零零八年一月十日進行，北行車道則由二零零八年二月十八日至二零零八年七月九日進行。

一月及二月合併日均路費收入
(人民幣千元)



10,000
8,000
6,000
4,000
2,000
0
6,574
7,807
8,462
9,650
8,348
8,510
2004
2005
2006
2007
2008
2009

一月及二月合併日均車流量
(架次千輛)



350
300
250
200
150
100
50
0
175
213
258
311
297
292
2004
2005
2006
2007
2008
2009

珠江三角洲西岸幹道第I期

珠江三角洲西岸幹道分三期建設，其中西綫I期已於二零零四年四月建成通車。西綫I期是一條全長14.7公里，雙向共六車道的封閉式高速公路，北連廣州東南西環高速公路，南接順德的105國道及碧桂公路，是現時唯一一條連接廣州至順德的高速公路。

由於主要受到廣東省進出口貿易增長大幅放緩；廣州與佛山於二零零八年十月起實施年票互認，免收對方車輛使用其地方一級公路及橋樑的路橋通行費；加上東南西環高速公路於二零零七年九月起免收路費，使西綫I期去年同期的車流量和路費收入明顯增長，造成較高之基數等；西綫I期的車流量及路費收入增長幅度有所放緩。於回顧期內，西綫I期的日均車流量增長6%至2.9萬架次，日均路費收入增長8%至人民幣42萬元，六個月的路費總收入為人民幣7,700萬元。

根據廣州與佛山的公路網規劃，現有多條正在規劃中或興建中的公路項目於未來數年內建成並與西綫I期連接，包括佛山一環伸延線、平丹快速幹線、平南高速公路與及廣明高速公路，將為西綫I期及珠江三角洲西岸幹道全線今後的增長帶來動力。


西綫I期
日均車流量
（架次千輛）
27.5
29.0
2007
2008
七月至十二月


西綫I期
日均路費收入
（人民幣千元）
390
420
2007
2008
七月至十二月


西綫I期
以車輛類別劃分之車流量
100%
80%
60%
40%
20%
0%
55.8%
8.6%
24.3%
2.1%
9.2%
55.0%
6.9%
24.6%
2.8%
10.7%
2007
2008
七月至十二月
一類車
二類車
三類車
四類車
五類車

業務回顧(續)

珠江三角洲西岸幹道第II期(「西綫II期」)

西綫II期全長46公里，為雙向共六車道的封閉式高速公路，北連順德的西綫I期，向南伸延至中山，與105國道及中山規劃中的小欖快速幹線及新岐江公路連接。建成通車後，將會是唯一一條連接廣州與中山中心城區的高速公路。按現時計劃，西綫II期可望於二零一零年財政年度建成通車。

由於西綫II期的投資預算在二零零四年首次制訂，近年來因受到物價上升及國家嚴控土地政策所影響，土地、建材、利息等成本顯著增加，項目投資額由原來計劃人民幣49億元(不含建設期貸款利息)調整至人民幣72億元(含建設期貸款利息)，集團為此於二零零八年九月二日與中方夥伴(同為西綫I期的中方夥伴)簽訂了共同投資、建設及經營西綫II期的修訂協議，以相應增加集團對本項目的註冊資本金約人民幣4.025億元。詳情見公司與合和公路基建於二零零八年九月二日的聯合公佈。該修訂協議目前正在國家有關政府部門審批當中。

預算投資額與註冊資本間的差額由中國內地的銀行提供貸款，而合營企業已獲取所需之貸款額度。

珠江三角洲西岸幹道第III期(「西綫III期」)

西綫III期是一條全長約38公里，雙向共六車道的封閉式高速公路，北連中山的西綫II期，南接珠海的公路網。

西綫III期位處珠三角西岸人口稠密、經濟發展迅速的城市，為配合中山及珠海的城市和交通發展規劃，以及縮短徵地拆遷的工作時間，西綫III期的部份線路及工程設計作出了調整，其中造價較高的隧道工程由原來2.5公里增加至5.1公里，加上近年來受到物價上升及國家嚴控土地政策所影響，土地、建材、利息等成本顯著增加，項目投資額由原來計劃人民幣32.6億元(不含建設期貸款利息)修訂為人民幣56億元(含建設期貸款利息)。類似西綫II期情況，集團為此於二零零八年九月二日與中方夥伴(同為西綫I期的中方夥伴)簽訂了共同投資、建設及經營西綫III期的修訂協議，以相應增加集團對本項目的註冊資本金約人民幣4.095億元。詳情見公司與合和公路基建於二零零八年九月二日的聯合公佈。該修訂協議目前正在國家有關政府部門審批當中。視乎批准情況，項目計劃於二零一零年開始建設，建設期約三至四年。

近日，建材的市場價格已較集團於二零零八年九月簽訂西綫II期及西綫III期增加投資協議時大幅回落，這將有助降低該兩個項目的最終投資成本。若建材價格維持在目前的水平，西綫II期及III期的總成本將較預算為低。

集團將全力、積極推動西綫II期及西綫III期的建設，使其早日建成。當珠江三角洲西岸幹道全線建成通車後，將成為連接廣州、佛山、中山、珠海，並可通往澳門最直接及便利的幹道，及成為珠江三角洲西岸的一條策略性高速公路。

河源電廠

位於河源市之河源電廠是一家由兩台600兆瓦機組組成的超超臨界燃煤電廠，目前為廣東省內最具效率及其中一間最環保的燃煤電廠。集團現實益持有河源電廠35%股權，河源電廠為公司一間附屬公司與深圳能源集團股份有限公司的合營企業。

總項目成本現計劃約為人民幣52億元，當中30%已由合營雙方夥伴出資。合營企業已於二零零八年二月簽訂人民幣36.4億元之銀團貸款融資，此為項目成本之70%提供資金，還款年期可長達15年。該電廠第一台機組已於二零零九年一月開始營運，第二台機組的建設進展良好，現計劃可於二零零九年下半年開始商業營運。電廠將為廣東省(尤其是河源市及惠州市)提供電力。

廣東的燃煤電廠於二零零八年七月及八月兩次調升上網電價，由每度電人民幣0.4532元增至每度電人民幣0.5042元，升幅共11%。合營企業與廣東電網公司於二零零八年十二月簽訂電力銷售合同。

於回顧期內，秦皇島之電煤現貨價已跌至二零零八年年底每噸約人民幣580元。自二零零八年下半年起，中國的電煤價格下跌及上網電價上調，大大改善了中國燃煤電廠(包括河源電廠)之營商環境。

酒店及餐飲

荃灣**悅來酒店**

悅來酒店在回顧期內取得理想佳績。儘管競爭激烈，該酒店成功地透過分散於不同的旅客市場而維持穩定的入住率，且更達至更高之平均房租。房間收益主要來自消閒市場，商務旅客亦是酒店之穩定收入來源。

於回顧期內，悅來酒店之平均入住率錄得輕微上升至89%，而平均房租與去年同期相比增加7%。房間總收益為港幣7,900萬元，比去年上升8%。酒店收益(不包括餐飲業務在內)為港幣8,100萬元，與去年數字相比增加港幣600萬元或8%。

餐廳及餐飲服務

集團之餐廳及餐飲服務包括悅來酒店之餐飲營運(「悅來餐飲」)、展貿中心之餐飲營運、合和食品有限公司(「合和食品」)及德國食品(「德國食品」)，回顧期內的營業額錄得2%之增長，總收益為港幣1.32億元。

悅來餐飲於期內之總收益為港幣3,700萬元，與去年同期相比上升11%。悅來餐飲將憑藉悅來酒店剛裝修之宴會大禮堂，推出各種宴會推廣計劃，以維持業務增長之動力。

展貿中心之餐飲營運之收益於回顧期內錄得4%之平穩增長至港幣2,900萬元。隨著EMax、匯星及九龍灣區之人流持續增長，這將為展貿中心之餐廳及餐飲服務帶來正面影響。

合和食品於合和中心經營「R66旋轉餐廳」，及於二零零八年九月在QRE Plaza開設提供北京、四川及上海菜式之「帝后殿京川滬菜館」。儘管於經濟放緩期間顧客之平均消費有所下降，但合和食品之營業額與去年同期相比仍上升6%至港幣1,900萬元。

德國食品於本地生產具獨特德國地方風味之歐洲美食，由味道極佳之豬肉香腸以至具真正巴伐利亞特色傳統之香腸，德國食品供應燻製海鮮、醃肉及火腿、禽肉及香腸等種類繁多之食品，相關的品牌及產品推廣活動廣受本地超級市場歡迎。德國食品之營業額與去年同期相比減少6%至港幣4,900萬元，主要由於煙三文魚之需求下降所致。

灣仔合和中心二期

公司於二零零八年十一月宣佈修訂「合和中心二期」之發展計劃。經修訂之計劃已於經濟發展及環境保護之間取得平衡，樓層數目將縮減至約55層，總樓面面積則減至約101,600平方米。建築物高度為海拔210米，低於鄰近之合和中心，其背後山脊線原貌將會保留。合和中心二期設有約1,024間酒店房間，為港島區首間會議酒店。總投資額目前計劃約為港幣50億元。項目將包括約港幣4億元的道路改善計劃、興建開放予公眾使用之綠化公園及大規模植樹計劃。道路改善計劃將有助解決該區之交通問題及提升行人安全。

灣仔區議會於二零零九年一月通過動議，支持就該項目之相關道路改善工程刊憲，目前正等候當局刊憲。公司會繼續與不同團體加強溝通，並按既定程序加快推動該項目。

資金流動性及財務資源

於二零零八年十二月三十一日，集團之現金結餘及可動用承諾銀行貸款額載列如下：

港幣百萬元	二零零八年 六月三十日	**二零零八年 十二月三十一日**
現金		
合和公路基建及其附屬公司	5,997	**2,923**
集團其他個體	4,785	**2,712**
	10,782	**5,635**
可動用承諾銀行貸款額		
合和公路基建及其附屬公司	3,600	**3,600**
集團其他個體	13,350	**13,350**
	16,950	**16,950**
現金及可動用承諾銀行貸款額		
合和公路基建及其附屬公司	9,597	**6,523**
集團其他個體	18,135	**16,062**
	27,732	**22,585**

主要可動用承諾銀行融資之還款組合	*還款日*
合和公路基建及其附屬公司之港幣36億元銀團貸款	二零一零年十月十三日
集團其他個體之港幣53.5億元銀團貸款	二零一一年六月三十日
集團其他個體之港幣70億元銀團貸款	二零一四年九月二十八日

除上述承諾銀行貸款額外，集團於二零零八年十二月三十一日之未承諾銀行貸款額為港幣4.50億元(於二零零八年六月三十日為港幣6.02億元)。

現金減少的主要原因為於二零零八年十月支付截至二零零八年六月三十日止財政年度之末期及特別末期股息，以及於二零零八年十一月支付截至二零零九年六月三十日止財政年度之特別中期股息。

於二零零八年十二月三十一日，集團並無結欠公司債務。集團之財務狀況仍然穩健。以其手頭淨現金水平及可動用銀行貸款額，集團擁有充裕的財務資源，足以應付日常經營活動，以及目前及日後投資活動所需。

庫務政策

集團採納審慎及保守的庫務政策，而整體之目標是盡量降低財務成本之餘，改善金融資產的回報。

集團於過去半個財政年度並無運用任何金融衍生工具作為對沖利率或外匯風險。然而，集團將繼續不時密切監察有關風險。

集團一般將所有現金作港元為主的短期存款。集團並無投資於任何累積期權、股票掛鈎票據或其他衍生工具。

集團之資本結構主要為股東權益，載列如下：

港幣百萬元	*二零零八年六月三十日(重列)*	***二零零八年十二月三十一日***
公司股權持有人應佔權益	23,047	**19,422**
一附屬公司以股份為基礎之補償儲備金	3	**5**
少數股東權益	3,233	**2,360**
總股東權益	26,283	**21,787**
銀行貸款	—	**—**
總資本	26,283	**21,787**

項目承擔

項目承擔之詳情載列於簡明綜合財務報告表附註18。

或然負債

或然負債之詳情載列於簡明綜合財務報告表附註19。

資產抵押

於二零零八年十二月三十一日，集團資產並無抵押以取得任何貸款或銀行融資。

重大收購或出售

為強化「The East」旗下物業組合，集團向公司若干董事實益擁有之一間公司收購銘威有限公司(「銘威」)全部股權，總代價為港幣2.084億元。銘威主要從事物業投資業務，其主要資產為胡忠大廈若干商舖之全部業權。

展望

GardenEast服務式住宅落成及收購胡忠大廈之零售商舖預期可為集團帶來更多經常性租金收入。物業業務將仍為集團發展重要之增長原動力。然而，在經濟不景下，租金調升週期之步伐勢將放緩。

花都市政府於二零零九年二月公佈，國家發展和改革委員會已審批廣州地鐵九號綫之發展計劃。九號綫將沿迎賓路地下而建，並將會於合和新城附近設有地鐵站。預期地鐵發展計劃於二零零九年動工興建，並於二零一三年竣工，有關計劃將會對集團於花都之物業發展有正面影響。

在收費高速公路方面，西綫II期工程預計可於二零一零年財政年度內建成通車。在完成後，將有助擴大合和公路基建之路費收入基礎。西綫III期的立項申請正在國家有關政府部門處理當中，視乎批准情況，該項目計劃於二零一零年開始建設，約三至四年完工。

誠如於二零零八年十一月所公佈，儘管目前宏觀經濟狀況對本地經濟產生不利影響，公司仍致力投資於合和中心二期項目，充分顯示公司對企業社會責任之承擔。該項目不僅為物業發展，並且包括興建面積達5,880平方米之綠化公園及大型道路改善工程，更將創造約4,000個職位。待合和中心二期落成後，集團之物業及酒店業務將大為擴充。

最後，基於中國政府將積極推出刺激經濟措施以維持中國長期經濟增長，故中國發電行業將可受惠於穩定增長的電力需求。集團有信心河源電廠將對廣東省持續發展作出貢獻，同時為股東帶來合理回報。此外，作為其業務策略之一部份，集團現正開發另一種發電方式。誠如於二零零八年十一月所公佈，公司一間附屬公司已簽訂意向書，將利用集團內部研發之技術於廣東省湛江市建設一台風力發電機原型。

龐大的現金儲備和充裕的銀行融資將為集團開拓未來提供穩健的財務基礎。

企業社會責任

合和實業相信發展興盛的社區有助集團保持出色的業績表現，而企業社會責任正是促進及維持社區不斷發展的重要元素。

我們緊隨以企業社會責任為本的業務模式，透過進行物業發展項目，在灣仔的市區重建擔當重要角色。同樣地，我們所建的發電站及高速公路等基建項目，亦有助推動珠江三角洲的經濟發展。我們認為非常重要的是，與各持份者交流溝通、聆聽其意見、並與其攜手為社區的福祉而努力，從而達致雙贏。

我們秉承一貫作為良好企業公民的承諾，在二零零八年下半年繼續在履行企業社會責任方面取得長促進展。

1. *關懷社區*

我們致力推動社區發展，其中不可或缺的一環是支持在集團旗下物業舉辦各項社區及慈善活動。在過去六個月，我們於合和中心、EMax及悦來坊等物業合共提供逾650個小時的免費場地，予各社區及慈善團體舉辦超過80項活動。

一如過往，我們繼續參與多項社區公益活動，如公益金主辦之公益服飾日及愛牙日，以及傷健共融步行日等。集團亦鼓勵僱員投入義工服務，包括參與賣旗日以及為智障兒童與基層家庭舉行聖誕聯歡會。

截至二零零八年十二月三十一日止六個月，集團兩條收費道路之每日平均車流量超過300,000架次，我們亦因此對交通安全非常關注。於二零零八年七月，合和公路基建和其合營公司與廣東省公安廳交通管理局合辦了一個大型的全省交通安全宣傳活動，免費向公眾派發逾100,000本印有交通安全提示的中國文學經典《論語》，同時宣揚交通安全和中國傳統文化。

2. *關注環保*

為減少耗用能源，集團於二零零八年六月完成在展貿中心、悦來酒店及悦來坊安裝高效率水冷式製冷機，以取代風冷式製冷機。我們透過一系列的節能措施，使二零零八年下半年之用電量較去年同期減少約17%。

我們繼續加快步伐，努力建立綠色社區，並於二零零八年十二月加入「綠色香港•碳審計」活動，我們將編製一份關於集團主要本地物業的溫室氣體排放報告，並會檢視多項有關樓宇服務系統及管理的節能措施，以減低溫室氣體排放。

3. *關心員工*

為推廣員工福利及工作與生活平衡，我們舉辦了一系列的員工活動，包括邀請員工及其家庭成員參與各項康體及慈善活動。我們同時致力建立一個健康及安全的工作環境，除於最近推出流感大流行應變計劃之外，又曾進行多次火警演習，並且採納其他消防安全措施，以加強員工的消防安全意識。此外，集團為預防員工在工作場所受傷，規定所有相關員工必須申請「平安咭」。我們同時舉辦各類型的培訓計劃及研討會，以推動員工的持續發展。

憑藉管理層的大力支持及員工的熱情投入，合和實業、合和公路基建、合和物業代理有限公司、合和物業管理有限公司及悅來酒店，同獲香港社會服務聯會頒發之二零零八／二零零九「商界展關懷」標誌，表揚各公司積極參與社區活動。

其他資料

中期業績之審閱

集團截至二零零八年十二月三十一日止六個月之未經審核中期業績已由公司之審計委員會及核數師德勤•關黃陳方會計師行審閱。

董事於股份、相關股份及債權證之權益

於二零零八年十二月三十一日，根據證券及期貨條例第352條須載錄於公司存置之登記冊內，或根據聯交所證券上市規則（「上市規則」）附錄10所載上市公司董事進行證券交易之標準守則（「標準守則」）而須通知公司及聯交所，公司各董事及最高行政人員於公司或公司任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 公司[(i)]

	股份							
董事	個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益[(ii)]（受控制公司擁有之權益）	其他權益[(iii)]	股本衍生工具相關股份[(iv)]	獎授股份[(v)]	總權益	佔已發行股本之百分比
胡應湘爵士	74,683,032	24,720,000[(vi)]	111,250,000[(vii)]	30,680,000	–	–	241,333,032[(x)]	27.36%
何炳章	25,023,462	1,365,538	2,050,000	–	–	–	28,439,000	3.22%
胡文新	25,130,000	–	820,000	–	–	–	25,950,000	2.94%
郭展禮	1,185,000	–	–	–	–	90,000	1,275,000	0.14%
李憲武	5,104,322	–	–	–	–	–	5,104,322	0.58%
嚴文俊	792,000	–	–	–	–	36,000	828,000	0.09%
胡文佳	2,645,650	–	–	–	–	–	2,645,650	0.30%
胡郭秀萍太平紳士	24,720,000	124,743,032[(viii)]	61,190,000[(ix)]	30,680,000	–	–	241,333,032[(x)]	27.36%
陸勵荃	–	1,308,981	–	–	–	–	1,308,981	0.15%
雷有基	8,537	–	–	–	–	–	8,537	0.00%
楊鑑賢	230,000	–	–	–	–	60,000	290,000	0.03%
何榮春	572,000	–	–	–	–	36,000	608,000	0.07%
藍利益	90,000	–	–	–	–	–	90,000	0.01%
莫仲達	838,000	–	–	–	–	50,000	888,000	0.10%
王永霖	100,000	–	–	–	288,000	50,000	438,000	0.05%

附註：

(i) 於公司之所有股份及股本衍生工具相關股份之權益均為好倉。各董事或最高行政人員概無持有任何公司之股份及股本衍生工具相關股份之淡倉。

(ii) 公司權益由一間公司實益擁有，而根據證券及期貨條例，公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益30,680,000股股份由胡應湘爵士（「胡爵士」）及其妻子胡爵士夫人郭秀萍太平紳士（「胡爵士夫人」）共同持有之權益。

(iv) 股本衍生工具相關股份之權益為根據二零零三年優先認股權計劃授予董事以供認購公司股份之優先認股權之權益，進一步詳情載列在「公司之優先認股權」一段中。

(v) 獎授股份之權益為董事在二零零七年一月二十五日所採納之公司僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：

董事	獎授日期	獎授股份之數目	歸屬日期
郭展禮	25/01/2007	90,000	25/01/2009
嚴文俊	25/01/2007	36,000	25/01/2009
楊鑑賢	25/01/2007	60,000	25/01/2009
何榮春	25/01/2007	36,000	25/01/2009
莫仲達	25/01/2007	50,000	25/01/2009
王永霖	25/01/2007	50,000	25/01/2009

(vi) 家屬權益24,720,000股股份乃胡爵士夫人之權益。

(vii) 公司權益111,250,000股股份乃由胡爵士持有之權益，此權益包括附註(ix)所列之權益61,190,000股股份。

(viii) 家屬權益124,743,032股股份乃胡爵士之權益，此數包括胡爵士透過由公司持有之50,060,000股股份。

(ix) 公司權益61,190,000股股份由胡爵士及胡爵士夫人各自擁有50%權益之公司所持有。

(x) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(B) 相聯法團

(a) *合和公路基建有限公司(「合和公路基建」)*

	合和公路基建股份					
董事	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[i](受控制公司擁有之權益)	其他權益	總權益	佔已發行股本之百分比
胡應湘爵士	6,249,402	2,772,000[ii]	10,124,999[iii]	3,068,000[iv]	22,214,401[viii]	0.75%
何炳章	1,824,046	136,554	205,000	–	2,165,600	0.07%
胡文新	7,915,000	–	82,000	–	7,997,000	0.27%
李憲武	279,530	–	–	–	279,530	0.01%
嚴文俊	60,000	–	–	–	60,000	0.00%
胡郭秀萍太平紳士	2,772,000[v]	10,255,402[vi]	6,118,999[vii]	3,068,000[iv]	22,214,401[viii]	0.75%
雷有基	853	–	–	–	853	0.00%

附註：

(i) 此等合和公路基建股份由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(ii) 2,772,000股合和公路基建股份乃由胡爵士夫人持有之權益。

(iii) 公司權益10,124,999股合和公路基建股份為胡爵士持有之權益，此數包括附註(vii)所列之公司權益6,118,999股合和公路基建股份。

(iv) 其他權益3,068,000股合和公路基建股份乃由胡爵士及胡爵士夫人共同持有之權益。

(v) 2,772,000股合和公路基建股份為胡爵士夫人個人實益擁有之權益，並代表附註(ii)所列之同等數目之股份權益。

(vi) 家屬權益10,255,402股合和公路基建股份乃胡爵士之權益。此權益包括由胡爵士透過公司持有之4,006,000股合和公路基建股份。

(vii) 公司權益6,118,999股合和公路基建股份由胡爵士及胡爵士夫人各自擁有50%權益之公司所持有。

(viii) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(b) *合信保險及再保險有限公司(「合信保險」)*

何炳章先生及其聯繫人透過其持有100%權益的香港保險代理有限公司實益擁有公司之相聯公司－合信保險之600,000股普通股，佔其已發行股本之50%。

所有上述於相聯法團持有之股份之權益為好倉。

除上述所披露外，於二零零八年十二月三十一日，各董事或最高行政人員概無持有公司相聯法團之任何其他股份、相關股份及債權證之權益或淡倉，而須根據證券及期貨條例第352條記載於本公司存置之登記冊內者，或須根據標準守則規定通知公司及聯交所。

公司之優先認股權

公司股東已批准採納新優先認股權計劃(「二零零三年優先認股權計劃」)，於二零零三年十一月一日生效。二零零三年優先認股權計劃將於二零一三年十月三十一日屆滿，惟尚未行使之優先認股權將可繼續行使。

截至二零零八年十二月三十一日止期內，根據二零零三年優先認股權計劃之優先認股權變動詳情如下：

	授出日期	每股行使價 港幣	優先認股權數目 於二零零八年七月一日尚未行使	於期內授出	於期內行使	於期內失效	於二零零八年十二月三十一日尚未行使	行使期	於期內緊接授出日期之前的收市價 港幣
董事									
莫仲達	02/09/2005	19.94	1,900,000	–	1,900,000	–	–	02/03/2006 – 01/03/2009	不適用
王永霖	10/10/2006	22.44	288,000	–	–	–	288,000	01/11/2007 – 31/10/2013	不適用
僱員	10/10/2006	22.44	6,688,200	–	362,000	332,800	5,993,400	01/11/2007 – 31/10/2013	不適用
僱員	15/11/2007	36.10	5,248,000	–	–	176,000	5,072,000	01/12/2008 – 30/11/2014	不適用
僱員	24/07/2008	26.35	–	1,788,000	–	–	1,788,000	01/08/2009 – 31/07/2015	26.25
合共			14,124,200	1,788,000	2,262,000	508,800	13,141,400		

期內，緊接董事行使優先認股權日期之前的股份加權平均收市價為港幣24.63元。

期內，緊接僱員行使優先認股權日期之前的股份加權平均收市價為港幣24.57元。

於二零零四年九月八日授出之優先認股權可在授出日後行使；而於二零零五年九月二日、二零零六年十月十日、二零零七年十一月十五日及二零零八年七月二十四日授出之優先認股權可按下列方式行使：

最多可行使之優先認股權	*行使期限*
於二零零五年九月二日授出	
授出優先認股權之50%	02/03/2006 – 01/03/2007
授出優先認股權之100%*	02/03/2007 – 01/03/2009
於二零零六年十月十日授出	
授出優先認股權之20%	01/11/2007 – 31/10/2008
授出優先認股權之40%*	01/11/2008 – 31/10/2009
授出優先認股權之60%*	01/11/2009 – 31/10/2010
授出優先認股權之80%*	01/11/2010 – 31/10/2011
授出優先認股權之100%*	01/11/2011 – 31/10/2013
於二零零七年十一月十五日授出	
授出優先認股權之20%	01/12/2008 – 30/11/2009
授出優先認股權之40%*	01/12/2009 – 30/11/2010
授出優先認股權之60%*	01/12/2010 – 30/11/2011
授出優先認股權之80%*	01/12/2011 – 30/11/2012
授出優先認股權之100%*	01/12/2012 – 30/11/2014
於二零零八年七月二十四日授出	
授出優先認股權之20%	01/08/2009 – 31/07/2010
授出優先認股權之40%*	01/08/2010 – 31/07/2011
授出優先認股權之60%*	01/08/2011 – 31/07/2012
授出優先認股權之80%*	01/08/2012 – 31/07/2013
授出優先認股權之100%*	01/08/2013 – 31/07/2015

* *包括尚未行使之優先認股權*

按二項式期權定價模式計算，於期內授出每股行使價港幣26.35元之優先認股權在授出當日之公平值估計約為港幣1,350萬元。其價值乃按照授出當日之股價每股港幣26.25元、公司股價歷史波動比率33.54%（乃根據截至二零零八年七月二十四日止過往七年公司每星期之股價波動而計算）、預計優先認股權之年期七年，預計股息回報率3.01%以及參考七年期外匯基金債券之無風險回報率3.598%而估計。

優先認股權的公平值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平值。

合和公路基建之優先認股權

(a) 合和公路基建之優先認股權計劃(「合和公路基建優先認股權計劃」)由當時合和公路基建之唯一股東於二零零三年七月十六日以書面決議案批准，及經由公司股東於二零零三年七月十六日舉行之股東特別大會上批准。合和公路基建優先認股權計劃將於二零一三年七月十五日屆滿。

(b) 截至二零零八年十二月三十一日止期內，在合和公路基建優先認股權計劃下之優先認股權變動詳情如下：

	授出日期	每股行使價港幣	優先認股權數目					行使期	於期內緊接授出日期之前的收市價港幣
			於二零零八年七月一日尚未行使	於期內授出	於期內行使	於期內失效	於二零零八年十二月三十一日尚未行使		
合和公路基建之僱員	17/10/2006	5.858	4,928,000	–	–	488,000	4,440,000	01/12/2007 – 30/11/2013	不適用
合和公路基建之僱員	19/11/2007	6.746	760,000	–	–	–	760,000	01/12/2008 – 30/11/2014	不適用
合和公路基建之僱員	24/07/2008	5.800	–	800,000	–	400,000	400,000	01/08/2009 – 31/07/2015	5.740
合共			5,688,000	800,000	–	888,000	5,600,000		

於二零零六年十月十七日、二零零七年十一月十九日及二零零八年七月二十四日授出之優先認股權可按下列方式行使：

最多可行使之優先認股權	*行使期限*
於二零零六年十月十七日授出	
授出優先認股權之20%	01/12/2007 — 30/11/2008
授出優先認股權之40%*	01/12/2008 — 30/11/2009
授出優先認股權之60%*	01/12/2009 — 30/11/2010
授出優先認股權之80%*	01/12/2010 — 30/11/2011
授出優先認股權之100%*	01/12/2011 — 30/11/2013
於二零零七年十一月十九日授出	
授出優先認股權之20%	01/12/2008 — 30/11/2009
授出優先認股權之40%*	01/12/2009 — 30/11/2010
授出優先認股權之60%*	01/12/2010 — 30/11/2011
授出優先認股權之80%*	01/12/2011 — 30/11/2012
授出優先認股權之100%*	01/12/2012 — 30/11/2014
於二零零八年七月二十四日授出	
授出優先認股權之20%	01/08/2009 — 31/07/2010
授出優先認股權之40%*	01/08/2010 — 31/07/2011
授出優先認股權之60%*	01/08/2011 — 31/07/2012
授出優先認股權之80%*	01/08/2012 — 31/07/2013
授出優先認股權之100%*	01/08/2013 — 31/07/2015

* *包括尚未行使之優先認股權*

按二項式期權定價模式計算，於期內授出每股行使價港幣5.80元之優先認股權在授出當日之公平值估計約為港幣842,900元。其價值乃按照授出當日之股價每股港幣5.80元、合和公路基建股價歷史波動比率25.94%（乃根據合和公路基建上市日期至二零零八年七月二十四日止過往五年合和公路基建每日之股價波動而計算）、預計優先認股權之年期七年，預計股息回報率4.66%以及參考七年期外滙基金債券之無風險回報率3.598%而估計。

優先認股權的公平值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平值。

公司之股份獎勵

(A) 公司董事會已於二零零七年一月二十五日(「採納日期」)採納股份獎勵計劃(「獎勵計劃」)。除非董事會提早終止，否則獎勵計劃自採納日期起計十五年內有效，惟自採納日期第十週年之日起，公司不得再授出任何獎勵。獎勵計劃之部分主要條款概要載於下文(B)段。

(B) 獎勵計劃之目的在於表揚集團若干僱員(包括但不限於同時擔任董事之僱員)作出之貢獻並給予獎勵，務求挽留彼等繼續為集團之持續營運及發展效力，並吸引合適人才加入以進一步推動集團之發展。

在獎勵計劃下，董事會(或倘有關獲選僱員為公司之董事，則為薪酬委員會)可不時按其絕對酌情權及在按其認為適當之有關條款及條件所規限下，揀選僱員參與獎勵計劃，並釐定將予獎授之股份數目。董事會不得獎授任何股份以導致董事會根據該獎勵計劃獎授所涉及之股份總數(但不包括已失效或已遭沒收之任何股份)合共佔於授出獎勵日期公司已發行股本超過10%。

(C) 回顧期內獎勵計劃下獎授股份之變動詳情載列如下：

歸屬日期	於二零零八年七月一日尚未歸屬	期內變動 已獎授	已歸屬	已失效	於二零零八年十二月三十一日尚未歸屬
董事					
25/01/2009	322,000	—	—	—	322,000
合共	322,000	—	—	—	322,000
加權平均公平值	港幣23.22元	—	—	—	港幣23.22元

(D) 於回顧期間，就根據股份獎勵計劃信託持有之股份已收取之股息收入達港幣1,891,000元(二零零七年：港幣838,000元)，將構成該信託之信託基金之一部分。經考慮公司董事會薪酬委員會之推薦建議後，受託人可隨時全權酌情決定動用該等現金購買股份以作股份獎勵計劃之退回股份，或動用該等現金支付有關該計劃之設立及行政上之費用、成本及開支，或將該等現金退回公司。

合和公路基建之股份獎勵

(A) 合和公路基建董事會(「合和公路基建董事會」)已於二零零七年一月二十五日(「合和公路基建採納日期」)採納合和公路基建股份獎勵計劃(「合和公路基建獎勵計劃」)。除非合和公路基建董事會提早終止，否則合和公路基建獎勵計劃自合和公路基建採納日期起計十五年內有效，惟自合和公路基建採納日期第十週年之日起，合和公路基建不得再授出任何獎勵。合和公路基建獎勵計劃之部分主要條款概要載於下文(B)段。

(B) 合和公路基建獎勵計劃之目的在於表揚合和公路基建集團若干僱員(包括但不限於同時擔任董事之僱員)作出之貢獻並給予獎勵，務求挽留彼等繼續為合和公路基建集團之持續營運及發展效力，並吸引合適人才加入以進一步推動合和公路基建集團之發展。

在合和公路基建獎勵計劃下，合和公路基建董事會(或倘有關獲選僱員為合和公路基建之董事，則為合和公路基建之薪酬委員會)可不時按其絕對酌情權及在其認為適當之有關條款及條件所規限下，揀選僱員參與合和公路基建獎勵計劃，並釐定將予獎授之股份數目。合和公路基建董事會不得獎授任何股份以導致合和公路基建董事會根據合和公路基建計劃獎授所涉及之股份總數(但不包括已失效或已遭沒收之任何股份)合共佔於授出股份日期合和公路基建已發行股本超過10%。

(C) 回顧期內合和公路基建獎勵計劃下獎授股份之變動詳情載列如下：

歸屬日期	於二零零八年七月一日尚未歸屬	期內變動：已獎授	期內變動：已歸屬	期內變動：已失效	於二零零八年十二月三十一日尚未歸屬
合和公路基建之董事					
25/01/2009	340,000	–	–	–	340,000
合和公路基建之僱員					
25/01/2009	40,000	–	–	–	40,000
合共	380,000	–	–	–	380,000
加權平均公平值	港幣5.94元	–	–	–	港幣5.94元

(D) 於回顧期間，就根據合和公路基建獎勵計劃信託持有之股份已收取之股息收入達港幣155,800元(二零零七年：港幣152,000元)，將構成該信託之信託基金之一部份。經考慮合和公路基建董事會薪酬委員會之推薦建議後，受託人可隨時全權酌情決定動用該等現金購買合和公路基建股份，該等股份將成為合和公路基建獎勵計劃之退回股份(即根據合和公路基建獎勵計劃條款並未歸屬之獎授股份(不論是否因為已失效或其他理由))，而受托人應就合和公路基建一名或以上僱員之利益持有該等股份，或可動用該

等現金向合和公路基建支付有關該計劃之設立及行政上之費用、成本及開支或將該等現金退回合和公路基建。

主要股東

於二零零八年十二月三十一日，就各董事所知，持有公司股份及相關股份權益之股東(本公司董事及最高行政人員除外)，按證券及期貨條例第336條之規定均須載錄於公司存置之登記冊內者，其詳情如下：

名稱	身份	股份數目 (公司權益)	佔已發行股本之百分比
Capital Research and Management Company	實益持有	44,487,300[(A)]	5.04%
The Capital Group Companies, Inc.	受控制公司擁有之權益	44,487,300[(A)]	5.04%

附註：

(A) 44,487,300股股份由The Capital Group Companies, Inc.(「Capital Group」)全資擁有之Capital Research and Management Company(「Capital Research」)持有。Capital Research及Capital Group所持有之44,487,300股股份權益為同一批股份及均為長倉。根據證券及期貨條例，彼此之權益均被視為對方之權益。

除上述所披露者外，於二零零八年十二月三十一日，公司無接獲佔有超過公司已發行股本5%或以上之權益或淡倉之通知並須按證券及期貨條例第336條載錄於公司存置之登記冊內。

購回、出售或贖回證券

截至二零零八年十二月三十一日止六個月內，公司在聯交所以總代價(包括交易費用)港幣3.019億元購回12,863,000股股份，該等股份在購回後隨即被註銷。註銷股份面值港幣32,157,500元已撥往資本贖回儲備金，其總代價由公司保留溢利所支付。有關購回股份之詳情如下：

購回月份	回購普通股總數	每股最低價 港幣	每股最高價 港幣	支付總代價(包括交易費用) 港幣
二零零八年七月	743,000	25.65	27.35	19,619,000
二零零八年八月	1,159,000	27.80	30.10	33,957,000
二零零八年九月	1,637,000	25.15	28.10	44,425,000
二零零八年十月	4,080,000	19.60	26.40	88,440,000
二零零八年十一月	2,438,000	18.80	23.85	51,583,000
二零零八年十二月	2,806,000	19.16	25.00	63,880,000
合共	12,863,000			301,904,000

回購股份旨在提高集團將來年度之每股溢利，有利全體股東。

除以上披露外，公司或其任何附屬公司於截至二零零八年十二月三十一日止六個月內並無購回、出售或贖回任何公司上市之證券。

僱員及薪酬政策

於二零零八年十二月三十一日，集團合共約有1,200名僱員。鑑於人才對集團之長遠發展至關重要，故集團向僱員提供各方面的培訓計劃，務求提升個人和組織效率。培訓計劃包括有效溝通演講技巧培訓工作坊、保險原理及實務工作坊，以及商務禮儀培訓工作坊。集團亦安排若干講座，以提升僱員對樓宇發展項目的有關法規流程和工序的知識。

於二零零八年七月，集團通過為期十八個月之見習管理人員計劃招攬到五名潛質優厚的畢業生，透過精巧編配的主要業務部門崗位交替安排向彼等提供所需商業知識及管理技巧。此外，彼等亦獲提供內部及外界培訓，以發展其核心技能。集團亦通過發出財務津貼，鼓勵其進修相關專業資格或外部課程。

其他資料(續)

集團相信，於健康及安全的環境中工作，員工會更投入，歸屬感亦相應提升，其生產力便愈強。因此，於回顧期間，集團一直致力推廣及達致工作與生活平衡，為僱員籌辦多項消閒、安全及保健計劃。近日，集團舉行預防流行性感冒計劃，並為集團酒店及餐飲業僱員提供免費預防疫苗注射。此外，集團亦向僱員及其家屬提供服務本地社區之機會，包括贊助及參與由公益金及香港傷健協會舉辦之百萬行及傷健共融步行日。

為貫徹「論功行賞」之文化，集團給予僱員之薪酬組合皆反映其技能、知識及個別表現。集團繼續根據市場趨勢及個別表現向僱員提供具競爭力之薪酬組合(包括醫療及個人意外保險等多種額外福利)。除根據個人及集團表現可能發放予僱員之合約花紅及酌情花紅外，集團亦向僱員授出優先認股權及獎授股份，以表揚集團該等僱員作出之貢獻，藉此挽留僱員及吸引合適人才入職以進一步推動集團之發展。

公司管治

於回顧期內，公司已遵守聯交所上市規則附錄14所載之《企業管治常規守則》內所有守則條文。

證券交易標準守則

公司已採納標準守則作為本公司董事進行證券交易守則，以及就可能擁有未公開股價敏感資料之有關僱員採納條款與標準守則所載者同等嚴謹之僱員股份買賣規則。經過特定查詢後，於回顧期內，各董事已確認遵守標準守則所規定之標準。

上市規則第13章下之披露

於二零零三年合和公路基建在聯交所上市後，在上市規則第13章的披露規定範圍內，合和公路基建集團與中方合作夥伴共同控制之多家經營收費公路及基建項目之中外合營企業已被視作為本公司之附屬公司。因此，對該等合營企業墊款及財務資助之資料再毋須按照上市規則第13.13條、第13.16條、第13.20條及第13.22條於中期報告另行披露。

承董事會命
胡應湘爵士 GBS, KCMG, FICE
主席

香港，二零零九年二月二十六日

審閱中期財務資料報告

Deloitte.
德勤

致合和實業有限公司董事局

(於香港註冊成立之有限公司)

引言

本行已審閱載於第33至第53頁的中期財務資料。此中期財務資料包括合和實業有限公司於二零零八年十二月三十一日的簡明綜合資產負債表與截至該日止六個月期間的相關簡明綜合收益表、簡明綜合已確認收入及支出報表和簡明綜合現金流量表及若干說明附註。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合上市規則有關條文以及香港會計師公會頒佈的香港會計準則(「香港會計準則」)第34號「中期財務報告」。董事須負責根據香港會計準則第34號編製及呈列該中期財務資料。本行的責任是根據審閱對該等中期財務資料作出結論，並按照委聘的協定條款僅向　閣下(作為法團)報告結論，而不作其他用途。本行不會就本報告的內容向任何其他人士負責或承擔責任。

審閱範圍

本行已根據香港會計師公會頒佈的香港審閱委聘準則第2410號「由企業之獨立核數師審閱中期財務資料」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務人員作出查詢，並應用分析性和其他審閱程序。審閱範圍遠少於根據香港核數準則進行審核的範圍，故不能令本行保證本行將知悉在審核中可能發現的所有重大事項。因此，本行不會發表審核意見。

結論

按照本行的審閱，本行並無發現任何事項，令本行相信中期財務資料在各重大方面未有根據香港會計準則第34號編製。

德勤•關黃陳方會計師行
執業會計師

香港
二零零九年二月二十六日

簡明綜合收益表

截至二零零八年十二月三十一日止六個月

	附註	截至十二月三十一日止六個月 二零零七年 港幣千元 (未經審核) (重列)	**二零零八年 港幣千元 (未經審核)**
營業額	3	445,286	**493,035**
銷售及服務成本		(266,027)	**(237,521)**
		179,259	**255,514**
其他收入	4	170,105	**113,701**
銷售及分銷成本		(18,332)	**(19,904)**
行政費用		(137,044)	**(163,918)**
其他費用		—	**(7,015)**
物業落成後轉撥至投資物業時確認之盈利		371,408	**510,847**
投資物業公平值變動產生之盈利(虧損)		130,150	**(7,217)**
出售共同控制個體及聯營公司之盈利	5	4,741,457	**—**
出售可供出售投資之盈利		21,756	**1,873**
視作出售一附屬上市公司部份權益之盈利		117	**—**
財務成本	6	(44,621)	**(17,823)**
應佔其溢利			
—共同控制個體	7	510,448	**561,183**
—聯營公司		5,381	**5,527**
除税前溢利		5,930,084	**1,232,768**
所得税支出	8	(273,946)	**(139,967)**
本期溢利		5,656,138	**1,092,801**
應佔其溢利：			
公司股權持有人		5,267,723	**931,295**
少數股東權益		388,415	**161,506**
		5,656,138	**1,092,801**
股息	9	1,051,674	**4,258,573**
		港幣	**港幣**
每股溢利	10		
基本		5.86	**1.05**
攤薄後		5.83	**1.05**

簡明綜合資產負債表

於二零零八年十二月三十一日

	附註	二零零八年 六月三十日 港幣千元 （經審核） （重列）	**二零零八年 十二月三十一日 港幣千元 （未經審核）**
資產			
非流動資產			
投資物業	11	8,031,300	**9,083,044**
物業、機械及設備	11	480,373	**527,315**
預付土地租賃款項	11	969,341	**911,711**
發展中物業		442,648	**321,096**
共同控制個體權益	12	5,560,812	**6,088,258**
聯營公司權益		22,833	**26,212**
應收貸款款項		—	**3,393**
可供出售投資		65,096	**22,051**
給予一共同控制個體之貸款		55,451	**246**
		15,627,854	**16,983,326**
流動資產			
存貨		18,457	**23,840**
銷售物業存貨			
一發展中		364,525	**379,123**
一已落成		17,593	**33,499**
預付土地租賃款項	11	10,650	**10,488**
貿易及其他應收賬款	13	1,117,363	**527,188**
按金及預付款項		46,115	**52,242**
銀行結餘及現金			
一合和公路基建有限公司及其附屬公司		5,997,274	**2,923,226**
一集團其他個體		4,785,087	**2,712,052**
		12,357,064	**6,661,658**
總資產		27,984,918	**23,644,984**

簡明綜合資產負債表(續)

於二零零八年十二月三十一日

	附註	二零零八年 六月三十日 港幣千元 (經審核) (重列)	二零零八年 十二月三十一日 港幣千元 (未經審核)
股東權益及負債			
資本及儲備金			
股本	14	2,230,806	**2,204,304**
股份溢價及儲備金	15	20,816,207	**17,217,802**
公司股權持有人應佔權益		23,047,013	**19,422,106**
一附屬公司優先認股權儲備金	15	2,378	**3,611**
一附屬公司股份獎勵儲備金	15	1,124	**1,521**
少數股東權益	15	3,232,569	**2,359,422**
權益總額		26,283,084	**21,786,660**
非流動負債			
保證準備		84,059	**84,059**
遞延税項負債		877,174	**1,003,210**
應付一附屬公司之一少數股東款項		59,979	**60,954**
		1,021,212	**1,148,223**
流動負債			
貿易及其他應付賬款	16	489,000	**511,738**
租務及其他按金		140,293	**162,879**
應付聯營公司款項		9,865	**8,472**
税項負債		41,464	**27,012**
		680,622	**710,101**
總負債		1,701,834	**1,858,324**
股東權益及負債總額		27,984,918	**23,644,984**

簡明綜合已確認收入及支出報表

截至二零零八年十二月三十一日止六個月

	截至十二月三十一日止六個月	
	二零零七年 港幣千元 （未經審核） （重列）	**二零零八年** **港幣千元** **（未經審核）**
伸算附屬公司、共同控制個體及 聯營公司財務報告表之兑換差額	85,111	**(34,883)**
可供出售投資公平值變動產生之盈利（虧損）	84,254	**(21,178)**
可供出售投資公平值變動產生之遞延税項負債	(14,741)	**—**
直接於權益中確認之淨收入（支出）	154,624	**(56,061)**
本期溢利	5,656,138	**1,092,801**
出售一共同控制個體時變現之換算儲備金	(76,918)	**—**
出售可供出售投資時撥往損益之投資重估儲備金	(21,756)	**(1,873)**
出售可供出售投資時撥回之遞延税項負債	3,807	**—**
本期確認之收入總額	5,715,895	**1,034,867**
應佔數額：		
公司股權持有人	5,329,251	**877,742**
少數股東權益	386,644	**157,125**
	5,715,895	**1,034,867**

簡明綜合現金流量表

截至二零零八年十二月三十一日止六個月

	附註	截至十二月三十一日止六個月 二零零七年 港幣千元 （未經審核）	 二零零八年 港幣千元 （未經審核）
經營業務			
來自經營業務之除所得稅前現金		106,492	**60,100**
已付稅項		(25,166)	**(28,390)**
來自經營業務之現金淨額		81,326	**31,710**
投資業務			
已收股息		357,439	**594,122**
收購一間附屬公司	20	—	**(208,007)**
出售共同控制個體及聯營公司之已收淨額		6,345,907	—
於共同控制個體之投資		(391,762)	—
出售一共同控制個體之已付稅項		(132,376)	—
共同控制個體償還之貸款		949,601	**55,395**
購入可供出售投資		(44,024)	—
其他投資現金流量		(146,264)	**(87,568)**
來自投資業務之現金淨額		6,938,521	**353,942**
融資活動			
已付股息及分派予			
一股東		(1,051,674)	**(4,258,573)**
一附屬公司之少數股東		(170,100)	**(1,013,702)**
購回股份		(2,798)	**(296,814)**
發行股份所得淨額		21,753	**45,976**
其他融資現金流量		9,362	**(6,190)**
用於融資活動之現金淨額		(1,193,457)	**(5,529,303)**
現金及現金等值物之淨額增加(減少)		5,826,390	**(5,143,651)**
期初現金及現金等值物		5,757,579	**10,782,361**
外幣兌換率變動之影響		20,580	**(3,432)**
期末現金及現金等值物		11,604,549	**5,635,278**
現金及現金等值物之分析			
銀行結餘及現金		11,604,549	**5,635,278**

簡明綜合財務報告表附註

截至二零零八年十二月三十一日止六個月

1. 編製基準

本簡明綜合財務報告表乃遵照香港聯合交易所有限公司(「香港聯交所」)主板上市證券上市規則附錄十六內適用之披露規定及香港會計師公會(「香港會計師公會」)所頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」編製。

2. 主要會計政策

除若干物業及金融工具按公平值(倘適用)估量外，本簡明綜合財務報告表乃根據歷史成本基準編製。

除以下所述者外，本簡明綜合財務報告表所採用之會計政策與集團編製截至二零零八年六月三十日止年度之財務報告表所採用者一致。

期內，由於相關投資活動及策略出現變動，故合和公路基建有限公司(「合和公路基建」)，為公司之非全資附屬公司，其股份於香港聯交所上市)，將其功能貨幣由港幣轉為人民幣。合和公路基建功能貨幣變動之影響已追溯入賬。合和公路基建所有財務報表項目均按變動日期之匯率換算為人民幣。所產生之非貨幣項目換算金額視作其歷史成本處理。

於本中期期間，集團首次採納以下由香港會計師公會頒佈之會計準則修訂及新詮釋，該等修訂及新詮釋於二零零八年七月一日之集團財政期間生效。

香港會計準則第39號及香港財務報告準則第7號(修訂本)	重新分類財務資產
香港(國際財務報告解釋委員會)－詮釋第12號	服務經營權安排
香港(國際財務報告解釋委員會)－詮釋第13號	客戶忠誠度計劃
香港(國際財務報告解釋委員會)－詮釋第14號	香港會計準則第19號－界定福利資產的限制、最低資金要求及兩者的互動關係

於本期間，集團若干共同控制個體已應用於二零零八年七月一日或之後開始之集團財政年度期間生效之香港(國際財務報告解釋委員會)－詮釋第12號「服務經營權安排」。

根據香港(國際財務報告解釋委員會)－詮釋第12號，此詮釋範圍內之基建並不確認為營運商之物業及設備，並按照香港會計準則第38號「無形資產」入賬為無形資產，惟以營運商獲得權利(執照)向公共服務之用戶徵收費用者為限。下文概述採納此項詮釋之財務影響。

集團若干共同控制個體之會計政策變動影響概要

上文會計政策變動對本期及前期業績產生之影響按功能項目分類如下：

	截至十二月三十一日止六個月	
	二零零七年	**二零零八年**
	港幣千元	**港幣千元**
應佔共同控制個體溢利增加	22,666	**7,810**
所得稅支出增加	(1,133)	**(390)**
期內溢利增加	21,533	**7,420**

2. 主要會計政策（續）

集團若干共同控制個體之會計政策變動影響概要（續）
應用香港（國際財務報告解釋委員會）－詮釋第12號對於二零零八年六月三十日之影響概述如下：

	於二零零八年六月三十日（原本呈列）港幣千元	調整 港幣千元	於二零零八年六月三十日（重列）港幣千元
資產負債表項目			
資產			
於共同控制個體之權益	5,703,370	(142,558)	5,560,812
股東權益及負債			
換算儲備	387,014	(20,068)	366,946
保留溢利	11,552,531	(79,569)	11,472,962
少數股東權益	3,269,734	(37,165)	3,232,569
遞延税項負債	882,930	(5,756)	877,174
	16,092,209	(142,558)	15,949,651

應用香港（國際財務報告解釋委員會）－詮釋第12號對集團股東權益於二零零七年七月一日之影響概述如下：

	於二零零七年七月一日（原本呈列）港幣千元	調整 港幣千元	於二零零七年七月一日（重列）港幣千元
換算儲備	176,114	(9,622)	166,492
保留溢利	7,891,295	(91,930)	7,799,365
少數股東權益	3,058,754	(37,929)	3,020,825
	11,126,163	(139,481)	10,986,682

應用香港（國際財務報告解釋委員會）－詮釋第12號對集團本期及前期每股基本及攤薄後盈利之影響概述如下：

對每股基本盈利之影響

	截至十二月三十一日止六個月 二零零七年 港幣千元	截至十二月三十一日止六個月 二零零八年 港幣千元
調整前之數據	5.84	**1.04**
會計政策變動產生之調整	0.02	**0.01**
經調整	5.86	**1.05**

對每股攤薄後盈利之影響

	截至十二月三十一日止六個月 二零零七年 港幣千元	截至十二月三十一日止六個月 二零零八年 港幣千元
調整前之數據	5.82	**1.04**
會計政策變動產生之調整	0.01	**0.01**
經調整	5.83	**1.05**

2. 主要會計政策(續)

集團並無提早應用以下已頒佈但尚未生效之新訂及經修訂準則、修訂或詮釋。

香港財務報告準則(修訂本)	改善香港財務報告準則[1]
香港會計準則第1號(經修訂)	財務報表之呈列基準[2]
香港會計準則第23號(經修訂)	借貸成本[2]
香港會計準則第27號(經修訂)	綜合及獨立財務報表[3]
香港會計準則第32號及第1號(修訂本)	可沽財務工具及清盤時之責任[2]
香港會計準則第39號(修訂本)	合資格對沖項目[3]
香港財務報告準則第1號及香港會計準則第27號(修訂本)	附屬公司、共同控制個體或聯營公司之投資成本[2]
香港財務報告準則第2號(修訂本)	歸屬條件及註銷[2]
香港財務報告準則第3號(經修訂)	業務合併[3]
香港財務報告準則第8號	經營分部[2]
香港(國際財務報告解釋委員會)－詮釋第15號	房地產建造協議[2]
香港(國際財務報告解釋委員會)－詮釋第16號	海外運營淨投資套期[4]
香港(國際財務報告解釋委員會)－詮釋第17號	分派非現金資產予持有人[3]
香港(國際財務報告解釋委員會)－詮釋第18號	客戶轉讓資產[5]

[1] 於二零零九年一月一日或之後開始之年度期間生效，惟香港財務報告準則第5號修訂本則除外，該準則於二零零九年七月一日或之後開始之年度期間生效

[2] 於二零零九年一月一日或之後開始之年度期間生效

[3] 於二零零九年七月一日或之後開始之年度期間生效

[4] 於二零零八年十月一日或之後開始之年度期間生效

[5] 轉讓於二零零九年七月一日或之後生效

採納香港財務報告準則第3號(經修訂)可能影響於自二零零九年七月一日或之後開始之首個年度報告期間或之後開始之收購日期之業務合併政策。香港會計準則第27號(經修訂)將會影響有關母公司於附屬公司之權益變動會計處理。採納香港財務報告準則(修訂本)「改善香港財務報告準則」包含香港會計準則第40號修訂本「投資物業」可能影響用作集團投資物業之在建物業或開發中物業之會計政策。香港會計準則第40號修訂本涵蓋香港會計準則第40號範圍內之物業，故須根據集團之會計政策以公平值模範列賬。該物業目前根據香港會計準則第16號「物業、機械及設備」按成本減值列賬。修訂本將予應用，並於集團自二零零九年七月一日開始之財政期間生效。

公司董事預期應用其他新訂或經修訂準則或詮釋將不會對集團之業績及財務狀況造成重大影響。

3. 營業額及分部資料

業務之分部
集團用以劃分作首要分類呈報之業務如下：

物業投資	—	物業租賃、代理及管理
物業發展	—	發展物業
收費公路投資	—	高速公路項目投資
酒店投資及管理	—	酒店持有及管理
餐館及食品經營	—	餐館營運及食品經營
發電廠	—	發電廠營運

各業務之分部資料分析如下。

分部營業額

	截至二零零七年十二月三十一日止六個月			截至二零零八年十二月三十一日止六個月		
	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元
物業投資	229,416	15,043	244,459	**275,070**	**20,950**	**296,020**
物業發展	5,760	—	5,760	**765**	**—**	**765**
收費公路投資	1,479	—	1,479	**—**	**—**	**—**
酒店投資及管理	112,014	12	112,026	**121,712**	**29**	**121,741**
餐館及食品經營	96,569	—	96,569	**95,488**	**—**	**95,488**
發電廠	—	—	—	**—**	**—**	**—**
其他業務	48	2,244	2,292	**—**	**1,734**	**1,734**
扣除	—	(17,299)	(17,299)	**—**	**(22,713)**	**(22,713)**
總營業額	445,286	—	445,286	**493,035**	**—**	**493,035**

分部間收入之價格是由管理層參考市場價格釐定。

分部業績

	截至二零零七年十二月三十一日止六個月之溢利(虧損)(重列)				截至二零零八年十二月三十一日止六個月之溢利(虧損)			
	分部業績 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元	分部業績 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元
物業投資								
－營運	106,746	930	1,060	108,736	**177,705**	**598**	**2,042**	**180,345**
－物業落成後轉撥至投資物業時確認之盈利	371,408	—	—	371,408	**510,847**	**—**	**—**	**510,847**
－投資物業公平值變動產生之盈利(虧損)	130,150	—	—	130,150	**(7,217)**	**—**	**—**	**(7,217)**
物業發展	(6,657)	—	—	(6,657)	**(17,414)**	**—**	**—**	**(17,414)**
收費公路投資	(25,443)	509,518	—	484,075	**(36,946)**	**587,344**	**—**	**550,398**
酒店投資及管理	32,876	—	3,880	36,756	**37,128**	**—**	**3,348**	**40,476**
餐館及食品經營	8,177	—	—	8,177	**6,592**	**—**	**—**	**6,592**
發電廠	—	—	—	—	**(131)**	**(26,759)**	**—**	**(26,890)**
其他業務	(5,119)	—	441	(4,678)	**(11,594)**	**—**	**137**	**(11,457)**
分部業績	612,138	510,448	5,381	1,127,967	**658,970**	**561,183**	**5,527**	**1,225,680**

3. 營業額及分部資料（續）

業務之分部（續）

分部業績（續）

	截至十二月三十一日止六個月 二零零七年 港幣千元 （重列）	二零零八年 港幣千元
分部業績		
公司及附屬公司	612,138	**658,970**
利息及其他收入	150,995	**105,878**
匯兌盈利淨額	13,044	**310**
未分配之企業費用	(80,631)	**(83,150)**
	695,546	**682,008**
出售共同控制個體及聯營公司之盈利	4,741,457	**–**
出售可供出售投資之盈利	21,756	**1,873**
視作出售一附屬上市公司部份權益之盈利	117	**–**
財務成本	(44,621)	**(17,823)**
應佔其溢利		
一共同控制個體	510,448	**561,183**
一聯營公司	5,381	**5,527**
除稅前溢利	5,930,084	**1,232,768**

上文應佔共同控制個體及聯營公司之溢利包括應佔共同控制個體及聯營公司之稅項分別為約港幣58,960,000元（截至二零零七年十二月三十一日止六個月：港幣142,140,000元）及港幣140,000元（截至二零零七年十二月三十一日止六個月：港幣311,000元）。

地區之分部
集團營業額按地區分佈如下：

	截至十二月三十一日止六個月 二零零七年 港幣千元	二零零八年 港幣千元
香港	434,552	**491,205**
中國人民共和國（「中國」）	10,734	**1,830**
	445,286	**493,035**

4. 其他收入

	截至十二月三十一日止六個月 二零零七年 港幣千元	二零零八年 港幣千元
其他收入包括以下各項：		
銀行存款之利息	149,806	**105,878**
匯兌盈利淨額	13,044	**310**

5. 出售共同控制個體及聯營公司之盈利

	截至十二月三十一日止六個月 二零零七年 港幣千元	二零零八年 港幣千元
出售從事物業發展及物業管理之一共同控制個體及聯營公司之盈利 *(附註a)*	3,948,285	–
出售從事經營一高速公路之一共同控制個體之盈利 *(附註b)*	793,172	–
	4,741,457	–

附註：

(a) 於過往期間，集團向集團之共同控制個體之股東之同系附屬公司氹仔城市發展有限公司(「氹仔發展」)出售其於公司之附屬公司Nomusa Limited(「Nomusa」)之股東權益及向其提供之貸款，以及於兩間聯營公司，即濠庭都會物業管理有限公司(「濠庭都會」)及濠景花園物業管理有限公司(「濠景花園」)之股東權益，總代價為港幣45.8億元，Nomusa主要從事投資控股，而濠庭都會及濠景花園則主要從事物業管理。Nomusa之唯一資產為於濠景花園之50%股本權益及給予濠景花園之貸款，濠景花園主要從事物業發展。該出售帶來港幣39.48億元之盈利，並已於截至二零零七年十二月三十一日止六個月之集團簡明綜合收益表中確認。

(b) 於過往期間，集團以代價人民幣17.1255億元出售其於一共同控制個體廣州東南西環高速公路有限公司(「環城公路合營企業」)之全部權益。環城公路合營企業主要從事建設、經營及管理於中國的廣州東南西環高速公路。出售帶來港幣7.93億元之盈利，並已於截至二零零七年十二月三十一日止六個月之集團簡明綜合收益表內確認。

6. 財務成本

	截至十二月三十一日止六個月 二零零七年 港幣千元	二零零八年 港幣千元
貸款安排費及有關費用	23,711	**16,848**
應付一附屬公司之一少數股東款項之估算利息	–	**975**
償還一共同控制個體之利息	20,910	–
	44,621	**17,823**

7. 應佔共同控制個體溢利

	截至十二月三十一日止六個月	
	二零零七年 港幣千元 (重列)	二零零八年 港幣千元
未計攤銷共同控制個體額外投資成本及墊款利息收入前之應佔共同控制個體溢利	536,541	**601,218**
貸款及註冊資本予共同控制個體之利息收入	19,977	**2,057**
攤銷共同控制個體額外投資成本	(46,070)	**(42,092)**
	510,448	**561,183**

8. 所得稅支出

	截至十二月三十一日止六個月	
	二零零七年 港幣千元 (重列)	二零零八年 港幣千元
香港利得稅		
本期間	17,991	**14,992**
以往期間超額撥備	(27)	**(1,136)**
	17,964	**13,856**
其他地區稅項		
本期間	155,998	**75**
遞延稅項	99,984	**126,036**
	273,946	**139,967**

於二零零八年六月二十六日，香港立法會通過《二零零八年收入條例草案》，有關條例將企業利得率由17.5%削減至16.5%，自2008/2009課稅年度生效。因此，於期內香港利得稅乃按估計應課稅溢利之16.5%(截至二零零七年十二月三十一日止六個月：17.5%)計算。

就於其他地區產生之應課稅溢利徵收之稅項乃按集團營運之國家適用之稅率計算。

期內之遞延稅項主要來自投資物業公平值之淨盈利及於中國成立的若干共同控制個體未分派盈利之預扣稅。

9. 股息

	截至十二月三十一日止六個月	
	二零零七年	二零零八年
	港幣千元	港幣千元
於期內確認為分派之股息		
截至二零零八年六月三十日止年度之末期股息每股港幣40仙(截至二零零七年十二月三十一日止六個月：截至二零零七年六月三十日止年度每股港幣82仙)	737,658	**355,626**
截至二零零八年六月三十日止年度之特別末期股息每股港幣110仙(截至二零零七年十二月三十一日止六個月：截至二零零七年六月三十日止年度每股港幣35仙)	314,854	**977,971**
截至二零零九年六月三十日止年度之特別中期股息每股港幣330仙	—	**2,926,867**
	1,052,512	**4,260,464**
減：合和實業有限公司(「合和實業」)僱員股份獎勵計劃信託持有股份之股息	(838)	**(1,891)**
	1,051,674	**4,258,573**
宣派股息		
現金股息：		
截至二零零九年六月三十日止年度之中期股息每股港幣40仙(截至二零零七年十二月三十一日止六個月：截至二零零八年六月三十日止年度每股港幣55仙)	494,274	**352,110**
截至二零零九年六月三十日止年度之特別中期股息：無(截至二零零七年十二月三十一日止六個月：截至二零零八年六月三十日止年度每股港幣55仙)	494,274	**—**
	988,548	**352,110**
減：合和實業僱員股份獎勵計劃信託持有股份之股息	(433)	**(29)**
	988,115	**352,081**

於二零零八年十二月三十一日後，董事局宣派中期現金股息為每股港幣40仙。除上述現金股息外，董事局宣告以實物方式分派合和公路基建之股份以作特別中期股息，每持有完整10股公司股份可獲派1股合和公路基建股份。截至二零零九年六月三十日止財政年度之中期股息派發予於二零零九年三月十九日已登記於股東名冊上之公司股東。

該等宣派中期現金股息乃按此中期財務資料批准日發行之股份數目扣除合和實業僱員股份獎勵計劃信託持有股份之股息計算。

10. 每股溢利

	截至十二月三十一日止六個月	
	二零零七年 港幣千元 (重列)	**二零零八年 港幣千元**
每股基本及攤薄後溢利乃根據下列數值計算：		
用以計算每股基本溢利之盈利 公司股權持有人應佔本期溢利	5,267,723	**931,295**
附屬公司合和公路基建普通股之潛在攤薄影響： 就合和公路基建所發行優先認股權及獎授股份對合和公路基建盈利之攤薄影響而對集團業績作出之調整	(433)	–
用以計算每股攤薄後溢利之盈利	5,267,290	**931,295**
	股份數目	**股份數目**
用以計算每股基本溢利之普通股加權平均數	899,051,684	**887,639,488**
普通股潛在攤薄影響：		
優先認股權	3,444,460	**643,095**
獎授股份	586,816	**382,053**
用以計算每股攤薄後溢利之普通股加權平均數	903,082,960	**888,664,636**

以上普通股加權平均數已扣除合和實業僱員股份獎勵計劃信託持有之394,000股(二零零七年十二月三十一日止六個月期間：716,000股)。

11. 投資物業、物業、機械及設備及預付土地租賃款項

集團的投資物業於二零零八年十二月三十一日的公平值乃以戴德梁行有限公司(「戴德梁行」)於該日進行的估值為基準計算，戴德梁行為獨立專業物業估值師，與集團概無關連。就辦公室物業、服務式公寓、停車場及零售店舖而言，估值乃使用直接比較法進行，並經參考相關市場的可比較銷售交易或(倘適用)根據現有租約收取之租金收入資本化，並對物業之潛在復歸收入作出適當撥備。就會議及展覽場地而言，估值乃透過資本化估計年度收入淨額，並根據估值師對未來交易潛力及可能錄得的營業額計算。

集團一物業之發展於該期間已完成。該持作賺取租金及資本增值用途之物業已自發展中物業及預付土地租賃款項重新分類為投資物業，其賬面總值港幣3.59億元。該已落成物業轉撥至投資物業之盈餘港幣5.11億元已於集團本期間之簡明綜合收益表中確認。

此外，於本期間，集團從公司若干董事收購投資物業港幣2.1億元，收購詳情於附註20披露。

已於簡明綜合收益表中扣除之物業、機械及設備之折舊及預付土地租賃款項之攤銷如下：

	截至十二月三十一日止六個月	
	二零零七年 港幣千元	**二零零八年 港幣千元**
預付土地租賃款項之攤銷	5,711	**5,244**
減：撥作發展中物業資本之攤銷	(3,923)	**(3,898)**
	1,788	**1,346**
物業、機械及設備之折舊	17,597	**20,537**

12. 共同控制個體權益

	二零零八年 六月三十日 港幣千元 （重列）	二零零八年 十二月三十一日 港幣千元
在中國之高速公路項目		
非上市投資，按成本值		
投入註冊資本	1,089,843	**1,089,843**
額外投資成本	2,756,569	**2,756,335**
	3,846,412	**3,846,178**
應佔收購後之儲備	1,736,979	**2,330,792**
減：累積攤銷	(698,316)	**(740,408)**
	4,885,075	**5,436,562**
在中國之發電廠項目		
非上市投資，按成本值		
投入註冊資本	631,867	**631,867**
應佔收購後之儲備	32,411	**7,772**
	664,278	**639,639**
其他非上市投資	11,459	**12,057**
	5,560,812	**6,088,258**

13. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其貿易客戶應收款項之平均信貸期為15至60天。

於結算日之貿易及其他應收賬款扣除呆賬撥備之分析如下：

	二零零八年 六月三十日 港幣千元	二零零八年 十二月三十一日 港幣千元
應收賬款賬齡		
0-30天	18,039	**21,104**
31-60天	8,005	**7,030**
60天以上	7,232	**4,344**
	33,276	**32,478**
減：呆賬撥備	(1,136)	**(1,652)**
	32,140	**30,826**
銀行存款應收利息	4,769	**3,543**
應收共同控制個體股息	1,080,454	**488,480**
其他應收賬款	—	**4,339**
	1,117,363	**527,188**

14. 股本

	股份數目		面值	
	二零零八年六月三十日 千股	**二零零八年十二月三十一日 千股**	二零零八年六月三十日 港幣千元	**二零零八年十二月三十一日 港幣千元**
普通股每股面值港幣2.50元				
法定	1,200,000	**1,200,000**	3,000,000	**3,000,000**
已發行及繳足	892,322	**881,721**	2,230,806	**2,204,304**

於期內，公司根據其以往授出並獲行使之優先認股權，發行1,900,000股及362,000股每股認購價分別為港幣19.94元及港幣22.44元之普通股，其總現金代價為港幣4,600萬元。該等股份與現存之普通股在各方面享有同等權益。

期內，公司於香港聯交所以港幣3.019億元之總代價購回12,863,000股公司之普通股。在12,863,000股購回之普通股當中，12,658,000股購回之普通股已於期內註銷，而餘下205,000股購回之普通股已於結算日後註銷。公司之已發行股本按總購回普通股之面值減少。

優先認股權計劃

(a) ***公司***
於期內，公司授出優先認股權予若干僱員，每股認購價港幣26.35元，認購公司合共1,788,000股普通股。

於期內，公司根據其以往授出並獲行使之優先認股權，發行1,900,000股及362,000股每股認購價分別為港幣19.94元及港幣22.44元之普通股，其總現金代價為港幣4,600萬元。該等股份與現存之普通股在各方面享有同等權益。

(b) ***合和公路基建***
於期內，合和公路基建授出優先認股權予若干僱員，每股認購價港幣5.8元，認購合和公路基建合共800,000股普通股。

股份獎勵計劃

(a) ***公司***
公司已獎授股份於期內並無任何變動。

(b) ***合和公路基建***
合和公路基建已獎授股份於期內並無任何變動。

15. 股份溢價及儲備金

	公司股權持有人應佔下列各項														
	股份溢價 港幣千元	股本贖回儲備金 港幣千元	資本儲備金 港幣千元	換算儲備金 港幣千元	中國法定儲備金 港幣千元	投資重估儲備金 港幣千元	優先認股權儲備金 港幣千元	股份獎勵儲備金 港幣千元	持作股份獎勵計劃之股份 港幣千元	保留溢利 港幣千元	總數 港幣千元	一附屬公司優先認股權儲備金 港幣千元	一附屬公司股份獎勵儲備金 港幣千元	少數股東權益 港幣千元	總數 港幣千元
於二零零七年七月一日(原本呈列)	8,684,344	4,748	83,010	176,114	79,529	–	19,056	5,626	(21,668)	7,891,295	16,922,054	1,268	1,043	3,058,754	19,983,119
會計政策變動之影響*(附註2)*	–	–	–	(9,622)	–	–	–	–	–	(91,930)	(101,552)	–	–	(37,929)	(139,481)
於二零零七年七月一日(重列)	8,684,344	4,748	83,010	166,492	79,529	–	19,056	5,626	(21,668)	7,799,365	16,820,502	1,268	1,043	3,020,825	19,843,638
伸算附屬公司、共同控制個體及聯營公司財務報告表之兌換差額(重列)	–	–	–	65,989	–	–	–	–	–	–	65,989	–	–	19,122	85,111
可供出售投資公平值變動產生之盈利	–	–	–	–	–	84,254	–	–	–	–	84,254	–	–	–	84,254
可供出售投資公平值變動產生之遞延稅項負債	–	–	–	–	–	(14,741)	–	–	–	–	(14,741)	–	–	–	(14,741)
直接於權益確認之收入淨額(重列)	–	–	–	65,989	–	69,513	–	–	–	–	135,502	–	–	19,122	154,624
期內溢利(重列)	–	–	–	–	–	–	–	–	–	5,267,723	5,267,723	–	–	388,415	5,656,138
出售一間共同控制個體之權益變現之換算儲備金	–	–	–	(56,025)	–	–	–	–	–	–	(56,025)	–	–	(20,893)	(76,918)
出售可供出售投資時撥入簡明綜合收益表	–	–	–	–	–	(21,756)	–	–	–	–	(21,756)	–	–	–	(21,756)
出售可供出售投資時 撥回之遞延稅項負債	–	–	–	–	–	3,807	–	–	–	–	3,807	–	–	–	3,807
期內確認之收入總額(重列)	–	–	–	9,964	–	51,564	–	–	–	5,267,723	5,329,251	–	–	386,644	5,715,895
發行股份	23,241	–	–	–	–	–	(4,014)	–	–	–	19,227	(50)	–	–	19,177
發行股份開支	(19)	–	–	–	–	–	–	–	–	–	(19)	–	–	–	(19)
購回股份	–	205	–	–	–	–	–	–	–	(2,798)	(2,593)	–	–	–	(2,593)
確認按股權結算以股份為基礎之付款	–	–	–	–	–	–	10,498	5,361	–	–	15,859	1,019	1,296	844	19,018
向少數股東支付股息	–	–	–	–	–	–	–	–	–	–	–	–	–	(170,100)	(170,100)
收購附屬公司額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	(8,434)	(8,434)
視作出售附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	–	–	302	302
分佔共同控制個體溢利之變動	–	–	–	(2,534)	(3,100)	–	–	–	–	–	(5,634)	–	–	(2,095)	(7,729)
權益參與者之投入	–	–	–	–	–	–	–	–	–	–	–	–	–	33,721	33,721
儲備金相互轉撥	–	–	–	–	5,287	–	–	–	–	(5,287)	–	–	–	–	–
於期內確認為分派之股息*(附註9)*	–	–	–	–	–	–	–	–	–	(1,051,674)	(1,051,674)	–	–	–	(1,051,674)
於二零零七年十二月三十一日(重列)	8,707,566	4,953	83,010	173,922	81,716	51,564	25,540	10,987	(21,668)	12,007,329	21,124,919	2,237	2,339	3,261,707	24,391,202

15. 股份溢價及儲備金(續)

	公司股權持有人應佔下列各項															
	股份溢價 港幣千元	股本贖回 儲備金 港幣千元	資本 儲備金 港幣千元	換算 儲備金 港幣千元	中國法定 儲備金 港幣千元	物業重估 儲備金 港幣千元	投資重估 儲備金 港幣千元	優先認股權 儲備金 港幣千元	股份獎勵 儲備金 港幣千元	持作股份 獎勵計劃 之股份 港幣千元	保留溢利 港幣千元	總數 港幣千元	一附屬公司 優先認股權 儲備金 港幣千元	一附屬公司 股份獎勵 儲備金 港幣千元	少數 股東權益 港幣千元	總數 港幣千元
於二零零八年七月一日(原來呈列)	8,716,920	25,933	83,010	387,014	81,952	10,875	26,418	37,806	5,308	(11,923)	11,552,531	20,915,844	2,378	1,124	3,269,734	24,189,080
會計政策變動之影響*(附註2)*	–	–	–	(20,068)	–	–	–	–	–	–	(79,569)	(99,637)	–	–	(37,165)	(136,802)
於二零零八年七月一日(重列)	8,716,920	25,933	83,010	366,946	81,952	10,875	26,418	37,806	5,308	(11,923)	11,472,962	20,816,207	2,378	1,124	3,232,569	24,052,278
伸算附屬公司、共同控制個體及聯營公司財務報告表之兌換差額	–	–	–	(30,502)	–	–	–	–	–	–	–	(30,502)	–	–	(4,381)	(34,883)
可供出售投資公平值變動產生之虧損	–	–	–	–	–	–	(21,178)	–	–	–	–	(21,178)	–	–	–	(21,178)
直接於權益確認之支出淨額	–	–	–	(30,502)	–	–	(21,178)	–	–	–	–	(51,680)	–	–	(4,381)	(56,061)
本期溢利	–	–	–	–	–	–	–	–	–	–	931,295	931,295	–	–	161,506	1,092,801
出售可供出售投資時轉撥至簡明綜合收益表	–	–	–	–	–	–	(1,873)	–	–	–	–	(1,873)	–	–	–	(1,873)
本期確認之收入總額	–	–	–	(30,502)	–	–	(23,051)	–	–	–	931,295	877,742	–	–	157,125	1,034,867
發行股份	47,314	–	–	–	–	–	–	(6,958)	–	–	–	40,356	–	–	–	40,356
發行股份費用	(35)	–	–	–	–	–	–	–	–	–	–	(35)	–	–	–	(35)
回購公司股份	–	32,157	–	–	–	–	–	–	–	–	(301,904)	(269,747)	–	–	–	(269,747)
回購合和公路基建股份	–	–	–	–	–	–	–	–	–	–	(4,692)	(4,692)	–	–	(15,976)	(20,668)
確認按股權結算以股份為基礎之付款	–	–	–	–	–	–	–	14,674	1,870	–	–	16,544	1,233	397	599	18,773
向少數股東支付股息	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,013,702)	(1,013,702)
收購一附屬公司額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,193)	(1,193)
儲備金相互轉換	–	–	–	–	440	–	–	–	–	–	(440)	–	–	–	–	–
期內確認為分派之股息*(附註9)*	–	–	–	–	–	–	–	–	–	–	(4,258,573)	(4,258,573)	–	–	–	(4,258,573)
於二零零八年十二月三十一日	**8,764,199**	**58,090**	**83,010**	**336,444**	**82,392**	**10,875**	**3,367**	**45,522**	**7,178**	**(11,923)**	**7,838,648**	**17,217,802**	**3,611**	**1,521**	**2,359,422**	**19,582,356**

16. 貿易及其他應付賬款

於結算日之未償還貿易及其他應付賬款之分析如下：

	二零零八年六月三十日 港幣千元	二零零八年十二月三十一日 港幣千元
應付賬款到期日		
0-30天	226,141	**224,082**
31-60天	5,109	**17,613**
60天以上	79,299	**119,315**
	310,549	**361,010**
應付保固金	36,004	**10,179**
應計建築成本	127,148	**123,192**
應計長期服務金及有薪假期	15,299	**17,357**
	489,000	**511,738**

17. 總資產減流動負債／流動資產淨值

集團於二零零八年十二月三十一日之總資產減流動負債約為港幣229.35億元（二零零八年六月三十日：重列港幣273.04億元）。

集團於二零零八年十二月三十一日之流動資產淨值約為港幣59.52億元（二零零八年六月三十日：港幣116.76億元）。

18. 項目承擔

(a) 物業發展

	二零零八年六月三十日 港幣千元	二零零八年十二月三十一日 港幣千元
由集團承擔之項目		
已訂約但未計提	150,638	**512,483**

(b) 物業翻新工程

	二零零八年六月三十日 港幣千元	二零零八年十二月三十一日 港幣千元
物業翻新工程開支		
已訂約但未計提	9,551	**434**

(c) 商業及酒店物業項目

於二零零八年六月三十日止年度，集團與一名中國代表訂立一合作協議，以開發及租賃於中國廣州之一幢商業及酒店綜合物業。根據該協議，集團主要負責裝修該物業及購買營運該物業所需之機器及設備，估計總成本不少於人民幣10億元。於物業發展完成後，集團有權於特定期間繳付固定月租後營運該物業，該月租將會遞增，最高年租金額為人民幣1.78億元。經營期內須支付之租金總額約人民幣35億元。截至結算日止，集團並未就此物業項目而承擔任何成本。

18. 項目承擔(續)

(d) 高速公路項目

於二零零八年十二月三十一日，集團就發展珠江三角洲西岸幹道第II期(「西綫II期」)向一共同控制個體廣東廣州珠海西綫高速公路有限公司(「西綫合營企業」)注資之未償付承擔約為人民幣4.99億元(二零零八年六月三十日：人民幣9,600萬元)。

於二零零八年十二月三十一日，集團同意待獲取中國有關當局的批准下就發展珠江三角洲西岸幹道第III期向西綫合營企業注資約人民幣9.80億元(二零零八年六月三十日：人民幣5.71億元)。

除上述以外，於二零零八年十二月三十一日，已訂約但未計提之購買物業、設備及建設西綫II期之集團應佔其若干共同控制個體之承擔合共約為港幣18.54億元(二零零八年六月三十日：港幣16.58億元)。

(e) 發電廠項目

集團就發電廠之發展應佔其合營公司之承擔，載列如下：

	二零零八年六月三十日港幣千元	***二零零八年十二月三十一日港幣千元***
已訂約但未計提	733,544	**519,500**

除於此披露外，自二零零八年六月三十日起，集團之項目承擔並無重大變動。

19. 或然負債

公司一附屬公司出任擔保人，於二零零八年十二月三十一日已就該附屬公司物業之若干買方償還銀行按揭貸款達港幣400萬元(二零零八年六月三十日：港幣700萬元)。

除於此披露外，自二零零八年六月三十日起，集團之或然負債並無重大變動。

20. 收購附屬公司

於二零零八年八月一日，集團向公司若干董事收購銘威有限公司全部已發行股本，總代價為港幣2.08億元。代價乃參考戴德梁行於收購當日對相關投資物業公平值作出之估值而達致。由於銘威有限公司主要從事物業投資，且僅持有位於香港灣仔皇后大道東213號胡忠大廈之若干商業單位，因此該收購已列賬作收購資產。

於交易中收購之淨資產如下：

	港幣千元
已收購淨資產：	
投資物業	210,000
貿易及其他應收賬款	825
銀行結餘	393
貿易及其他應付賬款	(216)
租金及其他按金	(2,602)
	208,400
總代價之支付方式：	
現金	208,400
收購產生之淨現金流出：	
已付現金代價	208,400
已收購銀行結餘	(393)
	208,007

21. 關連交易

與關連人士之主要結餘及交易分別於簡明綜合資產負債表及附註20披露。

公司資料及重要日期

董事會

胡應湘爵士 GBS, KCMG, FICE
主席
何炳章先生*
副主席及董事總經理
胡文新先生
聯席董事總經理
郭展禮先生
董事副總經理
李憲武先生#
嚴文俊先生
胡文佳先生##
胡爵士夫人郭秀萍*太平紳士*#
陸勵荃女士##
楊鑑賢先生
雷有基先生
李嘉士先生#
何榮春先生
藍利益先生##
莫仲達先生
王永霖先生

* *亦為胡應湘爵士及胡爵士夫人郭秀萍太平紳士之候補董事*
\# *非執行董事*
\## *獨立非執行董事*

審計委員會

藍利益先生 *主席*
陸勵荃女士
胡文佳先生

薪酬委員會

何炳章先生 *主席*
藍利益先生
陸勵荃女士

公司秘書

李業華先生

註冊辦事處

香港皇后大道東183號
合和中心64樓
電話 ：(852) 2528 4975
圖文傳真 ：(852) 2861 2068

法律顧問

胡關李羅律師行

核數師

德勤 • 關黃陳方會計師行

上市資料

香港聯合交易所有限公司
普通股（股份代號：54）

主要往來銀行+

中國農業銀行
中國銀行股份有限公司
中國銀行（香港）有限公司
交通銀行股份有限公司
東亞銀行有限公司
三菱東京UFJ銀行
法國巴黎銀行
東方匯理銀行
中信銀行股份有限公司
中國建設銀行股份有限公司
國家開發銀行
招商銀行股份有限公司
創興銀行有限公司
花旗銀行
星展銀行有限公司
加拿大出口開發公司
恒生銀行有限公司
香港上海滙豐銀行有限公司
華南商業銀行股份有限公司
中國工商銀行股份有限公司
中國工商銀行（亞洲）有限公司
澳門國際銀行
馬來亞銀行
瑞穗實業銀行
南洋商業銀行有限公司
華僑銀行
上海商業銀行有限公司
深圳發展銀行
三井住友銀行
大豐銀行有限公司
永隆銀行有限公司

\+ *名稱以英文字母次序排列*

股份登記及過戶處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716號舖
電話：(852) 2862 8555 圖文傳真：(852) 2529 6087

美國預託證券

CUSIP編號	439555301
交易符號	HOWWY
普通股與美國預託證券比率	1:1
託管銀行	美國花旗銀行

投資者關係

投資者關係部經理
電話：(852) 2863 4340 圖文傳真：(852) 2861 2068
電郵：ir@hopewellholdings.com

公司網址

www.hopewellholdings.com

重要日期

公佈中期業績	二零零九年二月二十六日
暫停辦理股份過戶登記	二零零九年三月十六日至二零零九年三月十九日（包括首尾兩天在內）
派付中期現金股息（每普通股為港幣40仙）	約於二零零九年三月二十日
以實物方式派付特別中期股息，為每持有完整10股公司股份可獲派1股合和公路基建股份	約於二零零九年三月三十一日

附註：本中期報告之中文譯本與英文本如有歧異，概以英文本為準。

摘要

- 宣派中期現金股息每股港幣40仙及以實物方式派付特別中期股息，為每持有完整10股公司股份可獲派1股合和公路基建股份。此外，已於二零零八年十一月派發特別中期股息每股港幣330仙。
- 公司股權持有人之應佔溢利（不包括特殊項目及投資物業公平值淨盈利（虧損））增長23%至港幣9.35億元。
- 集團的租金及物業管理費收入增長20%，平均租金及出租率均獲得改善。
- 出租物業組合中增加了新落成之GardenEast及位於胡忠大廈之若干商舖。
- 廣州—深圳高速公路之車流量及路費收入，在新塘至東莞段維修工程完成後，正逐步回升至接近二零零六年水平。
- 河源電廠第一台機組已於二零零九年一月開始營運。
- 於二零零八年十一月宣佈合和中心二期經修訂之發展計劃。
- 於二零零八年十二月三十一日，手頭淨現金達港幣56.35億元（集團（合和公路基建除外）：港幣27.12億元；合和公路基建（但不包括共同控制個體）：港幣29.23億元）。

Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
Web Page : www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
網址 : www.hopewellholdings.com